TROLLTECH



United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Oslo, October 30, 2006

Reference Number: Trolltech ASA / 12g3-2(b) / 82-35014

To Whom It May Concern:

Attached as Schedule I hereto is a list furnished pursuant to Rule 12g3-2(b)(i) under the Securities Exchange Act of 1934 (the "Exchange Act") of the information that, during the third calendar quarter of 2006, the Company:

1. has made or is required to make public pursuant to the laws of Norway;
2. has filed or is required to file with the OSE and which was made public by the OSE; and
3. has distributed or is required to distribute to the holders of the Company's securities (N.A.).

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. The information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me at +47 21 60 48 88 or cathrine.bore@trolltech.com.

Yours sincerely,



Cathrine Bore
General Counsel



Trolltech ASA, Sandakerveien 116, P.O. Box 4332 Nydalen, NO-0402 Oslo
phone +47 21 60 48 00 | fax +47 21 60 48 02
www.trolltech.com | info@trolltech.com | NO 970 974 792 MVA

SCHEDULE I - 1.

RECEIVED

2006 NOV -2 P 12:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Trolltech ASA -Press releases July 1- Sept 30, 2006

1.1	September 26 - 2006	SysOpen Digia and Trolltech announce business partnership
1.2	September 12 - 2006	Qtopia Greenphone to Use Intel Processor
1.3	September 12 - 2006	Qtopia Greenphone by Trolltech Gains Widespread Community Support
1.4	September 12 - 2006	Trolltech Announces Pricing and Availability for Qtopia Greenphone
1.5	September 7 - 2006	Trolltech Announces Agenda for 3rd Annual Developer Days Conference
1.6	September 6 - 2006	Qt 4.2 Release Candidate Unveils New Features for UI Development
1.7	August 30 - 2006	Trolltech Releases Second Technology Preview of Qt Jambi
1.8	August 17 - 2006	Trolltech's Qtopia Phone Edition 4 Wins LinuxJournal's Product Excellence Award for Best Application Development Platform and Tool
1.9	August 15 - 2006	Trolltech Announces Qtopia Greenphone – the First Linux Mobile Development Device Open for Unlimited Software Innovation
1.10	August 11 - 2006	Openwave and Trolltech Collaborate on Linux-Based Development Platform
1.11	August 1 – 2006	Trolltech Inc Moves to Larger Office Space in Redwood City, California
1.12	July 28 – 2006	Trolltech Releases Technology Preview of Qt for Java Development
1.13	July 17 – 2006	Latest Edition of the Official Qt Book Published
1.14	July 5 - 2006	Trolltech Successfully Completes IPO

SysOpen Digia and Trolltech announce business partnership

26 September - 2006 -

SysOpen Digia Plc's Telecommunications Division (SysOpen Digia), the world's largest independent provider of open OS based software integration services and solutions for smartphones, today announced that it has entered into partnership with Trolltech®. SysOpen Digia provides system integration services for Qtopia® licensees, and, as a result of this agreement, SysOpen Digia will enter Trolltech's Qtopia partner program as a Premium Business Partner.

"We are excited to have SysOpen Digia as our Premium Business Partner. They are a natural fit for us and we believe that SysOpen Digia's unique combination of mobile phone experience and system integration services helps our OEM and ODM licensees to create better products with Qtopia" says Dr. Karsten Homann, Vice President, Professional Services, Trolltech ASA.Karsten Homann, Vice President of Professional Services, Trolltech.

"SysOpen Digia has been very impressed with Trolltech's pioneering approach to utilize open source in conjunction with their products and becoming the recognized leader in MMIs for Linux-based mobile phones. We are truly delighted to see that our partnership is being taken to a new level to benefit our mutual customers." says Seppo Laaksonen, Executive Vice President, SysOpen Digia Plc.

As Trolltech's Premium Business Partner and Qtopia Phone Edition Licensee SysOpen Digia has access to the development platforms, Trolltech's newly announced Greenphone mobile device for application development, as well as to information on upcoming Qtopia features, and releases and roadmap information.

For more information, please contact:

Seppo Laaksonen, Executive Vice President, Head of Telecom division, SysOpen Digia Plc
Tel. +358 40 8230 709 , e-mail: seppo.laaksonen@sysopendigia.com

About SysOpen Digia

SysOpen Digia Plc is a modern and agile complete end-to-end software house that specialises in integrated ICT solutions, smartphone and mobile R&D, outsourcing and telecom products and services.

The company is based in Finland, operating globally and employing over 1100 professionals. SysOpen Digia is listed on the Main List of the Helsinki Exchanges. Additional information: www.sysopendigia.com

About Trolltech:

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

The company's family of products include Qt®, which sets the standard for high-performance, cross-platform software development; and Qtopia®, the unrivaled application platform for the efficient creation of Linux devices.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit http://www.trolltech.com.



Qtopia Greenphone to Use Intel Processor

Intel XScale PXA27X Processor a Key Foundation of Trolltech's First Open Phone Development Platform

CTIA, Los Angeles, 12 September - 2006 -

Trolltech®, the company that makes software faster to build and easier to use, announced that it has chosen the Intel® PXA27X processor as the multi-media processor on Qtopia® Greenphone™.

The Intel PXA27X microarchitecture offers a cost effective scalable processor that offers a top to bottom roadmap allowing device manufacturers to target multiple market segments. Using an architecturally consistent platform, starting with the Intel® PXA27x processor family and moving to the Intel's forthcoming applications processor platform family, currently codenamed "Monahans", helps OXMs and ISVs get to market faster.

Qtopia® GreenphoneTM is a Linux mobile development device open for unlimited software innovation. Offered as part of a SDK, it comes with Qtopia Phone Edition. With Greenphone, software developers have a Linux development environment on a working GSM/GPRS device making it easier to create, modify, extend and test their applications.

"With the introduction of Greenphone, the adoption of Linux as a major operating system for mobile phones can be greatly accelerated," said Barry Evans, General Manager of Intel's Cellular & Handheld Application Process Business Unit, Intel Corporation. "The Greenphone allows software developers to test their software on the Intel® PXA27X processor family today with the Trolltech's Qtopia 4.X and be ready for the Monahans processor family".

"The Intel PXA27X microarchitecture is a proven processor designed for the optimal balance of power, performance, and cost for complex devices", said Benoit Schillings, CTO, Trolltech. "The community support for Intel's platform is impressive and we are pleased to have Intel as one of the first design partners on Greenphone".

About Qtopia Greenphone

Qtopia® GreenphoneTM is a Linux mobile development device open for unlimited software innovation. Offered as part of a SDK, it includes Qtopia Phone Edition, a comprehensive application platform and user interface for Linux-based mobile phones. Unlike a normal phone, Greenphone's application software is opened for developer creativity. Greenphone has many of the communication functions and features found in today's sophisticated smartphones. Developers can exploit these features and functions when developing their own unique applications.

About Trolltech:

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

The company's family of products include Qt®, which sets the standard for high-performance, cross-platform software development; and Qtopia®, the unrivaled application platform for the efficient creation of Linux devices.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit http://www.trolltech.com.

For further information please contact:

Europe

Andrea Willige / Six Degrees Public Relations
+ 44 1628 480290
andrea.willige@sixdegreespr.com

Asia

Huang Hui / Ruder Finn Asia
+ 86 10 6462 7321 x 611
huangh@ruderfinnasia.com

U.S

Candace Locklear / Spark PR
+1.415.321.1876
candace@sparkpr.com



Qtopia Greenphone by Trolltech Gains Widespread Community Support

Major Mobile Technology Companies Support Greenphone

CTIA, Los Angeles, 12 September - 2006 -

Trolltech®, the company that makes software faster to build and easier to use, announced community support for Qtopia® Greenphone™, the first open Linux mobile development device for application developers.

Greenphone can be re-flashed to include additional technology and functionality from Trolltech's partner community. This includes technology such as web browsers, multi-media players and digital rights management to name a few.

Community Support for Greenphone

Companies indicating technology support for Greenphone include:

- Openwave®: Openwave® Mobile Browser, Mercury Edition and Openwave Mobile Integrated Dynamic Applications System (MIDAS), a user experience engine
- Innvo Systems: JuzzMobile™, a leading mobile application suite consisting of WAP/HTML Browser, Messaging Client and Java® Virtual Machine
- RealNetworks: provider of Helix™ DNA Client universal multi-media framework shipped in over 80M mobile phones
- BeepScience: BeepScience Digital Rights Management (DRM) Server for Mobile Operators and DRM Agent for Device Manufacturers
- Opera Software: Opera's cross- platform Web browser technology

"Openwave and Trolltech share a commitment to Linux, which eases the application development process and promotes the rapid time to market of new applications and services," said Olivier Bartholot, vice president, product management, Openwave. "We are pleased to support Trolltech's Greenphone with Openwave's MIDAS engine and Mercury edition browser offered on the latest version of the Qtopia platform."

"Qtopia Phone Edition and the new Greenphone are important products that will increase quality and capabilities as well as lower development and qualification costs of Linux based mobile phones", said Jeff Ayars, vice president of Product Engineering, RealNetworks. "We are excited to have the world class 3GPP/3GPP2 multimedia capabilities of the Helix DNA Client pre-integrated on this platform for both commercial and open source developers."

"A great mobile experience is much more than just software specifications, APIs and UIs; it's about look and feel," says Timo Bruns, EVP Business Development, Opera Software. "Greenphone enables companies like Opera to develop and test software in its right environment on the phone, so we can optimize not only its performance, but the entire user experience."

"Qtopia's community of technology partners share our vision for delivering Linux-based tools and technologies for innovative devices and in the application development area," said David Bialer who heads Trolltech's Mobile and Embedded partner community. "Our combined efforts give handset manufacturers and application developers choice, flexibility and the freedom they require to customize mobile devices for their customers," he added.

Greenphone, which is now available to partners and software application developers, is offered as part of a complete software development kit (SDK) and includes Trolltech's Qtopia Phone Edition, a comprehensive application platform and user interface for Linux-based mobile phone.

About Greenphone

Qtopia Greenphone is a Linux mobile development device open for software innovation. Offered as part of a SDK, it includes Qtopia Phone Edition, a comprehensive application platform and user interface for Linux-based mobile phones. With Greenphone, software developers have a Linux development environment on a working GSM/GPRS device making it easier to build and bring their Linux-based applications to market. Unlike a normal phone, access to Greenphone's application software is opened for developer creativity. Greenphone has many of the communication functions and features found in today's sophisticated smartphones. Developers can exploit these features and functions when developing their own unique applications.

More information on features, specifications, availability and other details can be found at www.qtopiagreenphone.com.

Editors: Images of Greenphone can be downloaded from www.trolltech.com/gppress

Trolltech, Qt and Qtopia are registered trademarks of Trolltech ASA. Greenphone is a trademark of Trolltech ASA. All other trademarks are registered trademarks of their respective owners.

About Trolltech:

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

The company's family of products include Qt®, which sets the standard for high-performance, cross-platform software development; and Qtopia®, the unrivaled application platform for the efficient creation of Linux devices.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit http://www.trolltech.com.

For further information please contact:

Europe

Andrea Willige / Six Degrees Public Relations
+ 44 1628 480290
andrea.willige@sixdegreespr.com

Asia

Huang Hui / Ruder Finn Asia
+ 86 10 6462 7321 x 611
huangh@ruderfinnasia.com

U.S

Candace Locklear / Spark PR
+1.415.321.1876
candace@sparkpr.com



Trolltech Announces Pricing and Availability for Qtopia Greenphone

Development Kits Now Available for Order

CTIA, Los Angeles, 12 September - 2006 -

Trolltech®, the company that makes software faster to build and easier to use, announced the pricing and availability of Qtopia® Greenphone™, the first open Linux mobile device for application developers.

Greenphone is offered as part of a complete software development kit (SDK) enabling application developers to utilize communication functions and features found in today's sophisticated smartphones in developing their own innovative applications in addition to modifying those that Trolltech provides.

Greenphone Software Development Kits

Greenphone is only available as an element of an SDK. Each kit also includes a Qtopia Phone Edition 4 Series license. Available in limited quantities, Greenphone SDKs can be purchased today by contacting Trolltech at sales@trolltech.com.

Greenphone Software Development Kit Professional

Application developers, who wish access to the full source of Qtopia Phone Edition for the purposes of creating and commercially distributing new application source or binaries, can purchase Greenphone SDK Professional at USD 695 plus tax, shipping and handling and the Qtopia Phone Edition license relevant to the specific need. This license pricing will be determined in accordance with Trolltech's normal license pricing structure. Included in this version, is access to Greenphone updates and full Trolltech support. The version of Qtopia Phone Edition includes Qt and Qtopia tools, as well as the toolchain for the device.

Greenphone Software Development Kit Light

Application developers, who wish to create and commercially distribute new application source or binaries, modify Trolltech applications and commercially distribute source or binary code can purchase Greenphone SDK Light at USD 890 plus tax, shipping and handling. The version of Qtopia Phone Edition includes features application source, framework binaries/header files, Qt and Qtopia tools.

Greenphone Community Development Kit

Open source community members who wish to develop under the terms of the General Public License (GPL) can purchase a Greenphone Community SDK at USD 695 plus tax, shipping and handling. This Community version of Qtopia Phone Edition is being released by Trolltech for the first time and includes source code for most components in the Qtopia Phone Edition commercial product, Qt® and Qtopia tools, the toolchain for the device, and access to periodic Greenphone software image updates.

"The announcement of Greenphone has been met with significant notice and acceptance," said Haavard Nord, Co-CEO, Trolltech. "We believe the innovation and creativity we will see as a result will dramatically accelerate the adoption of Linux in mobile phones," he added.

About Greenphone

Qtopia® GreenphoneTM is a Linux mobile development device open for software innovation. Offered as part of an SDK, it includes Qtopia Phone Edition, a comprehensive application platform and user interface for Linux-based mobile phones. With Greenphone, software developers have a Linux development environment on a working GSM/GPRS device making it easier to build and bring their Linux-based applications to market. Unlike a normal phone, access to Greenphone's application software stack is opened for developer creativity. Greenphone has many of the communication functions and features found in today's sophisticated smartphones. Developers can exploit these features and functions when developing their own unique applications.

More information on features, specifications, availability and other details can be found at www.qtopiagreenphone.com.

Editors: Images of Greenphone can be downloaded from www.trolltech.com/gppress

About Trolltech:

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

The company's family of products include Qt®, which sets the standard for high-performance, cross-platform software development; and Qtopia®, the unrivaled application platform for the efficient creation of Linux devices.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit http://www.trolltech.com.

For further information please contact:

Europe

Andrea Willige / Six Degrees Public Relations
+ 44 1628 480290
andrea.willige@sixdegreespr.com

Asia

Huang Hui / Ruder Finn Asia
+ 86 10 6462 7321 x 611
huangh@ruderfinnasia.com

U.S

Candace Locklear / Spark PR
+1.415.321.1876
candace@sparkpr.com



Trolltech Announces Agenda for 3rd Annual Developer Days Conference

Oslo, Norway, 07 September - 2006 -

Trolltech® is pleased to announce the agenda for the 3rd Annual Trolltech Developer Days conference. Held in Munich, Germany October 11-12 and San Jose, California October 26-27, the conference brings together C++ developers from around the world interested in developing desktop and embedded device applications.

Attendees at this year's conference are able to choose from more than 30 sessions given by Trolltech engineers, partners and customers. Additionally, a Development Lab is available for a hands-on look at new tools and device platforms such as the recently announced Qtopia® Greenphone™. A dedicated support station where developers can get assistance using Trolltech's Qt® and Qtopia software products will also be available in the Development Lab.

Highlighting this year's conference with keynote presentations is: Dr. Bjarne Stroustrup, designer and original implementer of C++, in San Jose and Mr. Jose Carlos Arcas, Development Lead, Siemens AG Automation & Drives EA, in Munich.

Developer Days also features pre-conference training courses on October 10 in Munich and October 25 in San Jose. These optional full day courses are offered to enhance attendees' knowledge of C++, Qt and Qtopia before attending the conference where the level of knowledge required for sessions ranges from beginner to guru level.

Early bird pricing for the conference ends September 15.

To view the conference agenda and other details, please visit the conference website: http://www.trolltech.com/devdays2006

Qt 4.2 Release Candidate Unveils New Features for UI Development

Oslo, Norway, 06 September - 2006 -

Trolltech today announced the availability of the Qt 4.2 Release Candidate: a feature-complete preview of the upcoming new version of its leading framework for high-performance, cross-platform development. The Release Candidate is the final preview of Qt 4.2 before the final release, scheduled for early Q4 2006.

The Release Candidate includes all new features slated for the final release of Qt 4.2, including a number of new technologies that enhance the development of advanced user interfaces across multiple platforms. Major new features include:

- ***Enhanced Widget Styleablity: More UI Control*** - New options for applying style to widgets enable more control over application look and feel in Qt 4.2. Now, using a similar syntax to CSS (Cascading Style Sheets) in HTML, Qt developers can control the style of individual widgets, allowing more UI design freedom.
- ***Graphics View: Advanced 2D Canvas*** - Graphics View builds on the former Q3 Canvas, adding significant new functionality in the areas of item interaction, optimized level-of-detail rendering, affine item transformations, enhanced control over animations and enhanced drag-and-drop features.
- ***Desktop Integration: Qt Applications Front & Centre*** - Qt 4.2 introduces a new group of features that provide consistent, user-preference-aware methods for accessing common desktop services, enabling tasks such as opening a web page, file, folder or e-mail composer to be initiated from the desktop.

Learn More

For more information on the many improvements included in Qt 4.2 please view the What's New in Qt 4.2 highlights page, or refer to the Qt 4.2 documentation at http://doc.trolltech.com/4.2/qt4-2-intro.html.

Licensing & Availability

The Release Candidate is now available under a special pre-release evaluation license. To download the Release Candidate, please visit http://www.trolltech.com/developer/downloads/qt/qt42-rc/.

About Qt:

Qt sets the standard for high performance, cross-platform software development. Today, some of the worlds largest software companies – such as Adobe Systems®, Disney®, HP® and Skype® – rely on Qt to create innovative, advanced solutions across multiple platforms.

Qt technology accelerates the evolution of software by making advanced applications easier and

faster to build, delighting the individual developer and software teams. Qt is the foundation for KDE, one of two standard windowing environments for desktop Linux. Qt benefits from a large open and commercial development community plus an ecosystem of partners that provides programming skills, technology, consulting, integration and training services.

Trolltech Releases Second Technology Preview of Qt Jambi

Oslo, Norway, 30 August - 2006 -

Trolltech today released the second technology preview of Qt Jambi™ to its commercial customers and the open source community for testing and feedback. Qt Jambi is a prototype technology that enables Java developers to utilize Qt®: the leading framework for high-performance, cross-platform applications.

This second of three planned technology previews incorporates extensive feedback from over 1700 commercial and open source beta testers, resulting in extensive bug fixes, additions and modifications to the Qt Jambi API. In addition, several new features are introduced in the second preview release, including:

- Web Start functionality, enabling installation and launch of Qt Jambi from within any web browser. This feature can now be used on Linux® and Windows®, and is accessible from the Qt Jambi downloads page.
- Improved integration with Eclipse, including a New Form wizard
- Single JAR file deployment for Qt Jambi-based applications

Further feedback from the commercial and open source community is critical in guiding further improvements to the Qt Jambi technology. Input will be incorporated into subsequent technology previews, to be released during the coming months.

New Possibilities for Java and C++ Programmers

Qt Jambi technology integrates Qt with the Java® programming language – providing new possibilities for both Java and C++ programmers. For Java developers, Qt Jambi delivers a clean, efficient API, efficient inter-object communications, native look and feel on all platforms, and powerful drag-and-drop GUI design and layout management capabilities. For C++ developers, Qt Jambi allows single projects to seamlessly combine both C++ and Java code and skills, more rapidly delivering native, rich-client applications on multiple platforms.

Download the Technology Preview

The Qt Jambi technology preview is now available under a special preview license – To download the preview, please visit the Qt Jambi Technology Preview Page.

For More Information

Preliminary documentation, as well as a whitepaper, have been prepared for the technology preview release. For more information about the features included in the Qt Jambi preview, please refer to the Jambi Overview Page within the Qt Documentation, download the Qt Jambi Whitepaper or refer to the Qt Jambi FAQs.

About Qt:

Qt sets the standard for high performance, cross-platform software development. Today, some of the worlds largest software companies – such as Adobe Systems®, Disney®, HP® and Skype® – rely on Qt to create innovative, advanced solutions across multiple platforms.

Qt technology accelerates the evolution of software by making advanced applications easier and faster to build, delighting the individual developer and software teams. Qt is the foundation for KDE, one of two standard windowing environments for desktop Linux. Qt benefits from a large open and commercial development community plus an ecosystem of partners that provides programming skills, technology, consulting, integration and training services.



Trolltech's Qtopia Phone Edition 4 Wins LinuxJournal's Product Excellence Award for Best Application Development Platform and Tool

LinuxWorld, San Francisco, 17 August - 2006 -

Trolltech®, the company that makes software faster to build and easier to use, announced today that *LinuxJournal* awarded Qtopia® Phone Edition 4 its Product Excellence Award for the best application development platform and tool. The prestigious Product Excellence Awards are given at LinuxWorld each year to top new products in the Linux and open source industry.

Qtopia Phone Edition is a comprehensive application platform and user interface for Linux-based mobile phones which is enhanced with pre-integrated applications allowing manufacturers and designers to build feature-packed phones, while maintaining complete control of branding and the user experience. Qtopia Phone Edition is known for its user-friendly tools and intuitive API that enables rapid and highly efficient development in world of mobile devices.

"More than 4 million Linux phones have shipped with Qtopia Phone edition and Trolltech is at the forefront of the growing presence of Linux on mobile devices," said Margaret McLeod, Vice President of Marketing, Trolltech. "Trolltech is excited to receive this award as it is further proof of the expanding mobile Linux market as well as the ease of use of Qtopia Phone Edition."

About Linux Journal
Linux Journal is the premier Linux magazine, dedicated to serving the Linux community and promoting the use of Linux world-wide. A monthly periodical, Linux Journal is currently celebrating its twelfth year of publication. Linux Journal may be purchased at all major bookstores and newsstands and may also be ordered by calling 1-888-66-LINUX, sending e-mail to subs@ssc.com or visiting www.LinuxJournal.com.

About LinuxWorld Conference & Expo
LinuxWorld Conference & Expo is the premier event exclusively focused on Linux and open source solutions. As the world's most comprehensive marketplace for open source products and services, LinuxWorld provides business decision-makers with information and resources to implement Linux and open source solutions into business infrastructure and enterprise networks. For more information visit the LinuxWorld Conference & Expo Web site at www.linuxworldexpo.com, or call (800) 657-1474. For exhibiting opportunities, please contact Ellen Boland at (508) 988-7830 or ellen_boland@idg.com or Christian Montminy at (508) 424-4852 or christian_montminy@idg.com.



Trolltech Announces Qtopia Greenphone – the First Linux Mobile Development Device Open for Unlimited Software Innovation

Software developers are able to create and bring to market mobile applications quicker and easier

LinuxWorld, San Francisco, 15 August - 2006 -

Trolltech®, the company that makes software faster to build and easier to use, announced Qtopia® Greenphone™, the first open Linux mobile device for application developers. Greenphone enables commercial and open source developers, in-house software developers and handset manufacturers to create, modify and test Linux- based mobile phone applications on a working GSM/GPRS device, making the applications easier to build and faster to bring to market.

Greenphone will be offered as part of a complete software development kit (SDK) and includes Trolltech's Qtopia Phone Edition, a comprehensive application platform and user interface for Linux-based mobile phone. Although not intended as a commercial mobile phone, Greenphone has many of the communication functions and features found in today's sophisticated smartphones. Developers can exploit these features and functions in developing their own unique applications.

Greenphone is the first in a series of open mobile devices the company plans to make available in cooperation with its partners. Greenphone is a functioning mobile camera phone with the capability to re-flash the applications of the device.

"So far, Trolltech's Qtopia Linux framework has been successfully implemented in a number of mobile devices from leading manufacturers such as Motorola. The introduction of Greenphone will strengthen Trolltech's position as a leading Linux middleware provider and should be taken seriously as a software reference for building an open Linux ecosystem capable of competing with other established OS platforms", said Dominic Lee, Research Analyst, Informa Telecoms & Media.

"With Greenphone, the sky is the limit when it comes to creating and testing new applications on a powerful mobile device platform," said Haavard Nord, co-CEO, Trolltech. "Developers can create applications to suit the evolving needs of carriers and end users with a dramatically reduced development cycle," added Eirik Chambe-Eng, co-CEO, Trolltech.

Open and Proven Development Platform

Greenphone, as part of a SDK, comes packaged with Trolltech's Qtopia Phone Edition. Unlike a normal mobile phone, Greenphone's application software is "opened" for developer creativity. Combined with Qtopia Phone Edition licensing, a developer has the freedom to create and then integrate and test the results right on the device. Full documentation and a highly productive suite of tools are provided for customization and extension of Qtopia Phone Edition. Qtopia is used in 52 different device types of which 11 are mobile phones models. To date, there are more than four million Qtopia-based mobile phones in the market including mobile phones from Motorola, ZTE and Cellon.

Backed by a Large Open Source and Commercial Community of Developers

Built with Qt®, Qtopia inherits the proven strengths of Qt, Trolltech's industry-leading cross-platform application framework. Qt's open source and commercial customer community, which number in the hundreds of thousands, have a 12-year history of application development. Qt is also the basis for the desktop Linux environment, KDE. Trolltech's ecosystem of partners – which include 3rd party applications, consulting and training and testing tools companies – and customers including Google, Adobe and Skype, provide for a rich community of developers familiar with Qt and Qtopia technology. Greenphone's availability is expected to accelerate the growth of this already large community.

Greenphone Availability

Greenphone will be demonstrated at LinuxWorld, San Francisco in Trolltech's booth, #1228. Greenphone includes one year of Qtopia Phone Edition support and software upgrades. Greenphone can be re-flashed with new software components and new software versions will be available from Trolltech's community website, www.qtopia.net, via mini-USB port. Greenphone comes preloaded with a Linux kernel and includes a modem, drivers, a telephony integration module, interface specifications and desktop sync software.

Greenphone will be available mid-September in limited quantities only. Partners interested in participating with integrated software can contact Trolltech at partners@trolltech.com.

More information on features, specifications, availability and other details can be found at www.qtopiagreenphone.com.

About Trolltech

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience.

Our software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business.

Editors: Images of Greenphone can be downloaded from www.trolltech.com/gppress

For further information please contact:

Europe

Andrea Willige / Six Degrees Public Relations
+ 44 1628 480290
andrea.willige@sixdegreespr.com

Asia

Huang Hui / Ruder Finn Asia
+ 86 10 6462 7321 x 611
huangh@ruderfinnasia.com

U.S

Candace Locklear / Spark PR

+1.415.321.1876
candace@sparkpr.com



Openwave and Trolltech Collaborate on Linux-Based Development Platform

Openwave's Leading Client Software to be Ported onto Trolltech's Qtopia™ Platform and Offered to Handset Manufacturers Developing Linux Handsets

Redwood City, California, 11 August - 2006 -

Openwave Systems Inc. (Nasdaq: OPWV), the leading provider of open software products and services for the communications industry, and Trolltech®, the company that makes software faster to build and easier to use, today announced an agreement to port Openwave client software onto Trolltech's Qtopia Phone Edition Series 4. The Openwave technologies include the Openwave® Mobile Browser, Mercury Edition and Openwave® Mobile Integrated Dynamic Application System (MIDAS), a user experience engine.

Openwave's latest client products will be offered to handset manufacturers on the Qtopia platform, offering the ability to quickly deploy dynamic, Internet-enabled devices on the leading Linux-based application platform. Qtopia is an application platform for efficiently building virtually any type of Linux-based device, accelerating development across device types.

"Carriers are increasingly looking to open platform devices to help them decrease time-to-market for new handsets and to create innovative applications," said Benoit Schillings, CTO, Trolltech. "As the functionality and complexity of mass market phones expands, Trolltech's open family of products provides handset manufacturers with the freedom to easily customize the user experience."

"The benefits of open source handsets are twofold - not only do they enable the latest handsets to get to market faster, they make it much easier for application developers to port new capabilities across a wide array of devices," said Olivier Bartholot, head of the client business unit, Openwave. "We are closely aligned with Trolltech in our shared commitment to open source innovation. Trolltech's Qtopia platform, coupled with Openwave's MIDAS engine and Mercury edition browser, provides carriers, handset manufacturers and developers an unparalleled amount of freedom to create and customize the user experience."

Together, the Openwave Mobile Browser, Mercury Edition and Openwave MIDAS user experience engine comprise the Openwave Mobile Phone Suite. MIDAS enables the creation, customization and deployment of powerful new applications and interfaces for mass market mobile phones. Openwave's high performance Mobile Browser, Mercury Edition is designed to produce the industry's fastest performance, enabling access to rich Web content and services. It is script-enabled and AJAX capable and offers wide screen, map, and zoom display modes that greatly improve web page readability.

More than one billion handsets with Openwave software have been shipped. In addition, 51 device manufacturers have licensed the Openwave Mobile Browser.

Openwave's messaging, location, browsing and content services span networks and devices. Today, Openwave software is used by more than 100 mobile operators, broadband providers and Mobile Virtual Network Operators (MVNOs) to enable access to data services for more than 500 million consumers around the world.

About Openwave Systems

Openwave Systems Inc. (Nasdaq: OPWV) is the leading independent provider of open software solutions for the communications and media industry. Openwave software solutions are designed to enable customers to accelerate ARPU by rapidly launching value-added communication, information and entertainment services across networks and devices, and comprise a broad range of solutions including content delivery, messaging, music, video, and location. Openwave is a global company headquartered in Redwood City, California. For more information please visit www.openwave.com.

For more information please contact:

Openwave Systems Inc.
Vikki Herrera
Public Relations
Vikki.Herrera@openwave.com
Tel: 650-480-6753

Trolltech Inc Moves to Larger Office Space in Redwood City, California

01 August - 2006 -



Effective August 1, 2006, Trolltech Inc., a wholly owned subsidiary of Trolltech ASA, moved its Palo Alto, California office to Redwood City, California. The newly architected office space, over 15,000 square feet, is located in the Redwood Shores area of Redwood City, neighboring software giants Oracle Corporation and Electronic Arts.

The larger facility provides space for an expanding number of US-based employees. Currently, the Redwood City office has more than thirty sales, marketing, support, software development and administrative staff.

The new office details are:

Trolltech Inc
555 Twin Dolphin Drive
Suite 280
Redwood City, CA 94065

Phone: +1 650 551-1676

Fax: +1 650 551-1851

Trolltech Releases Technology Preview of Qt for Java Development

Oslo, Norway, 28 July - 2006 -

Trolltech® today released an initial technology preview of Qt Jambi™ to its commercial customers and the open source community for testing and feedback. Qt Jambi is a prototype technology that enables Java developers to utilize Qt®: the leading framework for high-performance, cross-platform applications.

Qt Jambi technology integrates Qt with the Java® programming language – providing new possibilities for both Java and C++ programmers. This technology enables Java developers to take advantage of the powerful features of Qt from within Java Standard Edition 5.0 and Java Enterprise Edition 5.0, as well as newer versions.

- ***For Java developers,*** Qt Jambi enables the use of the Java programming language to develop rich-client applications with fully native look and feel, that run on Windows®, Linux®/X11 and Mac® OS X – all from a single source code-base. Qt Jambi makes available the rich cross-platform features of Qt; including a clean, efficient API, efficient inter-object communications, native look and feel on all platforms, and powerful drag-and-drop GUI design and layout management capabilities.
- ***For C++ developers,*** Qt Jambi enables C++ (Qt) and Java code to exist side-by side in a single project, expanding the opportunities for efficient collaboration between C++ and Java programmers in a mixed development team. Through Qt Jambi, single projects can incorporate both C++ and Java code and skills, more rapidly delivering native, rich-client applications on multiple platforms.

The first technology preview provides an initial look at the features and capabilities of Qt Jambi; and is intended for testing and feedback only. Feedback from the commercial and open source community is critical in guiding further improvements to the Qt Jambi technology. Input will be incorporated into two subsequent technology previews, to be released during the coming months.

For More Information

Preliminary documentation, as well as a whitepaper, have been prepared for the technology preview release. For more information about the features included in the Qt Jambi preview, please refer to the overview page within the Qt Documentation, download the Qt Jambi Whitepaper, or review the Qt Jambi FAQs.

Download the Technology Preview

The Qt Jambi technology preview is now available under a special preview license – To download the preview, please visit the Qt Jambi Technology Preview Download Page.

How to Submit Feedback

Trolltech values all feedback from its commercial and open source communities, and encourages extensive testing of the technologies presented in the Qt Jambi technology preview. To collect this feedback, a special mailing list has been set up: qt-jambi-interest@trolltech.com. To subscribe, send a message containing just the word *subscribe* in the subject to qt-jambi-interest-request@trolltech.com. For more information on all Trolltech mailing lists, and to view archived discussions, please visit http://lists.trolltech.com. *Please note that Trolltech does not provide technical support for pre-release software.*

About Qt:

Qt sets the standard for high performance, cross-platform software development. Today, some of the worlds largest software companies – such as Adobe Systems®, Disney®, HP® and Skype® – rely on Qt to create innovative, advanced solutions across multiple platforms.

Qt technology accelerates the evolution of software by making advanced applications easier and faster to build, delighting the individual developer and software teams. Qt is the foundation for KDE, one of two standard windowing environments for desktop Linux. Qt benefits from a large open and commercial development community plus an ecosystem of partners that provides programming skills, technology, consulting, integration and training services.

Latest Edition of the Official Qt Book Published

"C++ GUI Programming with Qt 4" now available

17 July - 2006


PRENTICE HALL
C++ GUI
PROGRAMMING WITH
Qt 4
JASMIN BLANCHETTE MARK SUMMERFIELD
FOREWORD BY MATTHIAS ETTRICH

A new version of the official Qt book, "C++ GUI Programming with Qt 4" (ISBN 0131872494), has now been published. The book is officially approved by Trolltech and has been reviewed by many Qt developers. It contains 560 pages of new and updated instructional content covering end-to-end cross-platform development with Qt 4.

The book is based on Qt 4.1 and features three new chapters and a new appendix:

- Item View Classes
- Creating Plugins
- Embedded Programming
- Introduction to C++ for Java and C# Programmers

Readers of the Qt 3 edition of this book will find this new edition familiar in both content and style. This edition has been updated to take advantage of Qt 4's new features (including some that were introduced with Qt 4.1) and to present code that shows good idiomatic Qt 4 programming techniques.

In many cases, similar examples to the ones used in the Qt 3 edition are used. This will not affect new readers, but will help those who read the previous edition orient themselves to Qt 4's cleaner, clearer, and more expressive style.

Just like the Qt 3 book, the emphasis is on explaining Qt programming rather than simply

rehashing or summarizing Qt's extensive online documentation.

The book is available from many online bookstores, including:

Amazon:

http://www.amazon.com/gp/product/0131872494/ref=ase_trolltech/

Prentice Hall:

http://www.phptr.com/bookstore/product.asp?isbn=0131872494&rl=1

Trolltech Successfully Completes IPO

First Open Source, Dual-License Company Goes Public

Oslo, Norway, 05 July - 2006 -

Trolltech®, the company that makes software faster to build and easier to use, announced today it has successfully completed an offering of new shares in connection with the company's listing on the Oslo Stock Exchange (OSE). Trolltech will be listed on the OSE today with the ticker symbol TROLL.

A total of 7.5 million shares were subscribed and the price has been set at NOK 16 per share.

Approximately 65% of the demand in the institutional offering came from national investors. The offering increased the number of shareholders to more than 300.

The underwriters of the IPO were ABG Sundal Collier and SEB Enskilda. ABG Sundal Collier has, in light of the demand, exercised an over-allotment option of 1,125,000 additional shares.

Of the total number of shares offered, 94 % have been allocated to the institutional offering and 6% to the retail offering. After completion of the transaction the company has a total of 51,104,028 outstanding shares.

"This is an important milestone in Trolltech's history and strengthens our position as a leading provider of software development infrastructure for cross platform applications, embedded Linux mobile phones and embedded computing devices. The feedback from both national and international investors has been very encouraging and it shows a very high level of confidence in the company," commented Haavard Nord, co-CEO, Trolltech.

"We feel the investment community has received us very favorably and the quality of the shareholder roster is very high. We look forward to starting this new phase of Trolltech's development, together with the new investors and our highly motivated team," added Eirik Chambe-Eng, co-CEO, Trolltech.

About Trolltech:

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

The company's family of products include Qt®, which sets the standard for high-performance, cross-platform software development; and Qtopia®, the unrivaled application platform for the efficient creation of Linux devices.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit http://www.trolltech.com.

For further information please contact:

U.S

Candace Locklear / Spark PR
+1.415.321.1876
candace@sparkpr.com

Europe

Andrea Willige / Six Degrees Public Relations
+ 44 1628 480290
andrea.willige@sixdegreespr.com

Knut Stålen

Trolltech AS
+47 21 60 48 00

OSLO BØRS NewsWeb

Ticker: TROLL Ant meldinger: 25 Fra: 01.07.2006 Til: 30.09.2006

Meldingstype: --- alle ---

	Dato/tid	Marked	Ticker	Melding	Vedlegg	Meldingstype
2.1	20.09.2006 10:06	OB	TROLL	MOTTATT FIRMAATTEST		FIRMAATTEST
2.2	20.09.2006 10:05	OB	TROLL	MANDATORY NOTIFICATION		MELDEPLIKTIG HANDEL
2.2	20.09.2006 10:04	OB	TROLL	MELDEPLIKTIG HANDEL		MELDEPLIKTIG HANDEL
2.3	01.09.2006 11:52	OB	TROLL	AKSJEUTSTEDELSE ETTER UTØVELSE AV GREEN SHOE-OPSJON		FIRMAATTEST
2.3	01.09.2006 11:51	OB	TROLL	SHARE ISSUE AFTER EXERCISE OF GREEN SHOE OPTION		FIRMAATTEST
2.4	29.08.2006 13:59	OB	TROLL	MOTTATT FIRMAATTEST		FIRMAATTEST
2.5	28.08.2006 10:35	OB	TROLL	MANDATORY NOTIFICATION		MELDEPLIKTIG HANDEL
2.5	28.08.2006 10:35	OB	TROLL	MELDEPLIKTIG HANDEL		MELDEPLIKTIG HANDEL
2.6	22.08.2006 08:11	OB	TROLL	2ND QUARTER 2006: CONTINUED STRONG GROWTH	3324K	DELÅRSRESULTAT
2.7	17.08.2006 07:30	OB	TROLL	PRESENTATION - FINANCIAL RESULTS Q2 2006		FINANSIELL KALENDER
2.8	15.08.2006 08:56	OB	TROLL	THE FIRST OPEN LINUX PHONE		ANDRE BØRSMELDINGER
2.9	09.08.2006 11:07	OB	TROLL	QTOPIA SOFTWARE IN THE SONY MYLO PERSONAL COMMUNICATOR		AVTALER
2.10	07.08.2006 10:09	OB	TROLL	TROLLTECH ASA END OF STABILIZATION PERIOD		ANDRE BØRSMELDINGER
2.11	07.07.2006 12:50	OB	TROLL	NEW SHARE CAPITAL REGISTERED AND TRADING UNCONDITIONAL		FIRMAATTEST
2.12	07.07.2006 09:05	OB	TROLL	CONTRACT WITH ROHDE & SCWARTZ GMBH & CO KG		AVTALER
2.13	06.07.2006 08:40	OB	TROLL	OPTIONS GRANT AUTHORIZED		MELDEPLIKTIG HANDEL
2.14	05.07.2006 08:47	OB	TROLL	RESULT OF GLOBAL OFFERING		ANDRE BØRSMELDINGER
2.15	05.07.2006 08:45	OB	TROLL	STABILISATION ACTIVITIES IN THE SHARES		ANDRE BØRSMELDINGER
2.16	05.07.2006 08:42	OB	TROLL	OSLO BØRS - NEW SECURITY FROM TODAY	376K	NOTERING AV VERDIPAPIRER
2.16	05.07.2006 08:42	OB	TROLL	OSLO BØRS - NYTT SELSKAP TIL NOT. I DAG	376K	NOTERING AV VERDIPAPIRER
2.17	04.07.2006 14:41	OB	TROLL	OSLO BØRS - NYTT SELSKAP TIL NOT. I MORGEN		NOTERING AV VERDIPAPIRER
2.17	04.07.2006 14:35	OB	TROLL	OSLO BØRS - NEW SECURITY FROM TOMORROW		NOTERING AV VERDIPAPIRER
2.18	04.07.2006 09:02	OB	TROLL	STABILISATION ACTIVITIES IN THE SHARES		ANDRE BØRSMELDINGER
2.19	04.07.2006 08:50	OB	TROLL	RESULT OF GLOBAL OFFERING	46K	ANDRE BØRSMELDINGER
2.20	03.07.2006 07:52	OB	TROLL	CONTRACT WITH EUROPEAN-BASED GLOBALEL ECTRONICS COMP.		AVTALER

25 funnet :

Oslo Børs NewsWeb

Ticker: TROLL | Ant meldinger: 25 | Fra: 01.07.2006
Meldingstype: FIRMAATTEST | Til: 30.09.2006

20.09.06 10:06 Marked=OB **TROLL** **MOTTATT FIRMAATTEST** firmaattest

Oslo Børs har mottatt firmaattest fra Trolltech ASA i forbindelse med forhøyelse av aksjekapitalen, se børsmeldinger 20.09.2006.

Ny aksjekapital er NOK 2.093.796,42 og kapitalen er registrert fullt innbetalt i Foretaksregisteret.

20.09.06 10:05 Marked=OB **TROLL MANDATORY NOTIFICATION** meldepliktig handel

On September 18, Trolltech ASA issued 36,350 new shares with a nominal value of NOK 0.04 in connection with a directed share issue to the Company's employees based in the United States in connection with the Company's IPO. The purchase price per share is NOK 16 (= IPO price). As a result, Trolltech ASA has a share capital of NOK 2,093,796.24 divided between 52,344,906 shares.

The following primary insider(s) purchased shares in the company:
Tom Hinton, VP of Mobile and Embedded Solutions, 2,000 shares. New holding is 2,000 shares.

20.09.06 10:04 Marked=OB **TROLL** **MELDEPLIKTIG HANDEL** meldepliktig handel

Den 18. september utstedte selskapet 36.350 nye aksjer med en pålydende på kr. 0,04 i forbindelse med rettet emisjon mot ansatte i USA gjort samtidig med selskapets offentlige tilbud. Kjøpskursen pr. aksje er kr. 16, hvilket tilsvarer kursen på tidspunktet for børsnotering. Som resultat har Trolltech ASA aksjekapital på kr. 2.093.796,24 fordelt på 52.344.906 aksjer.

Følgende primærinnsider(e) kjøpte aksjer i den rettede emisjonen:
Tom Hinton, VP of Mobile and Embedded Solutions, 2.000 aksjer. Ny beholdning er 2.000 aksjer.

01.09.06 11:52 Marked=OB **TROLL AKSJEUTSTEDELSE ETTER UTØVELSE AV GREEN SHOE-OPSJON** firmaattest

Det vises til børsmelding publisert 7. august 2006, der det informeres om at tilretteleggerne har utøvd sin green shoe-opsjon i forbindelse med selskapets IPO. Som en følge av dette, traff selskapet styre 21. august 2006 vedtak om å utstede 1.125.000 aksjer til tilretteleggerne.
Kapitalforhøyelsen i forbindelse med aksjeutstedelsen er nå blitt registrert i Foretaksregisteret, og en oppdatert firmaattest er sendt Oslo Børs. Selskapets aksjekapital etter aksjeutstedelsen er NOK 2.092.342,24.

Oslo Børs NewsWeb

Ticker: TROLL Ant meldinger: 25 Fra: 01.07.2006

Meldingstype: FIRMAATTEST Til: 30.09.2006

01.09.06 11:51 Marked=OB **TROLL** **SHARE ISSUE AFTER EXERCISE OF GREEN SHOE OPTION** firmaattest

---

Reference is made to the stock exchange notice issued on August 7, 2006 where it is stated that the managers have exercised their green shoe option in connection with the company`s IPO. As a consequence, the company`s board of directors resolved on August 21, 2006 to issue 1,125,000 shares to the managers. The capital increase related to the share issue has now been registered in Foretaksregisteret, and an updated company certificate has been forwarded to Oslo Børs. The company`s share capital after the share issue is NOK 2,092,342,24.

29.08.06 13:59 Marked=OB **TROLL** **MOTTATT FIRMAATTEST** firmaattest

Oslo Børs har mottatt firmaattest fra Trolltech ASA i forbindelse med forhøyelse av aksjekapitalen, se børsmeldinger 28.08.2006.

Ny aksjekapital er NOK 2.047.342,24 og kapitalen er registrert fullt innbetalt i Foretaksregisteret.

28.08.06 10:35 Marked=OB TROLL **MANDATORY NOTIFICATION** meldepliktig handel

On August 26 Trolltech ASA issued 79,528 new shares with a nominal value of NOK 0.04 in connection with exercise of options by its employees. The strike price for all options was NOK 0.93 per share. As a result, Trolltech ASA has a share capital of NOK 2,047,342.24 divided between 51,183,556 shares.

The following primary insiders purchased shares in the company:

David Almström, Director of Operations Asia, bought 2,934 shares. New holding is 8,800 shares.
Cristina Lyn Hamley, Attorney, bought 2,932 aksjer. New holding is 2,932 shares.
Bente Høgnes, Financial Controller, bought 2,934 shares. New holding is 8,800 shares.
Sven Kinden Iversen, VP of HR & Administration bought 16,666 aksjer. New holding is 16,666 shares.

28.08.06 10:35 Marked=OB **TROLL** **MELDEPLIKTIG HANDEL** meldepliktig handel

Trolltech ASA har den 26 august 2006 utstedt 79528 nye aksjer med pålydende NOK 0,04 i forbindelse med ansattes innløsning av opsjoner. Innløsningskursen for alle innløsningene var kr 0,93 pr. aksje. Som et resultat er Trolltech ASAs aksjekapital kr. 2.047.342,24 fordelt på 51.183.556 aksjer.

Følgende primærinnsidere kjøpte aksjer i selskapet:

David Almström, Director of Operations Asia, har kjøpt 2934 aksjer. Ny beholdning er 8800 aksjer.
Cristina Lyn Hamley, Attorney, har kjøpt 2932 aksjer. Ny beholdning er 2932 aksjer.
Bente Høgnes, Financial Controller, har kjøpt 2934 aksjer. Ny beholdning er 8800 aksjer.
Sven Kinden Iversen, VP of HR & Administration, har kjøpt 16666 aksjer. Ny beholdning er 16666 aksjer.

22.08.06 08:11 Marked=OB **TROLL 2ND QUARTER 2006: CONTINUED STRONG GROWTH** delårsresultat 3324K

Trolltech ASA increased its operating revenues by 36% to NOK 40.6 mill in Q206 compared to NOK mill 29.8 in Q205. The company reached operating revenues of NOK 77.7 mill in YTD Q206, a 45% growth.

Oslo, Norway - August 22, 2006 - Trolltech ASA today announced its quarterly results for 2Q06. Please see attached second quarter report (TrolltechASA2Q06.pdf) for complete accounts and details on corporate development.

Trolltech ASA (Trolltech) continued its rapid growth in Q2 2006. The company generated revenues of NOK 40.6 mill. for Q2 2006, an increase of 36 % compared with the NOK 29.8 mill. reported for Q2 2005. YTD Q2 2006 operating revenues reached NOK 77.7 mill., up from NOK 53.6 mill. YTD Q2 2005 (+45%).

Trolltech experienced increasing sales for both its main product lines; the cross-platform application development tool Qt, and Qtopia for embedded Linux-based devices.

The strong growth and the extraordinary costs related to the IPO resulted in increased other operating costs. NOK 9.9 mill. of the other operating costs of 28.7 are IPO expenses according to IFRS. Other operating costs (excl. IPO costs) ended at NOK 18.8 mill. compared to NOK 11.7 mill. in Q2 2005 (+48%).

The number of employees increased during the quarter to 181 people including full-time consultants (126 people YTD Q2 2005). Wages and social costs overall increased by NOK 9.6 mill. compared to Q2 2005 to NOK 23.1 mill.

The increase in other operating expenses is mainly due to new employees and costs related to these (recruitment, office space and infrastructure).

In addition Trolltech has increased investments in marketing activities.

Result of operations
Trolltech had a negative EBITDA of NOK 10.1 mill. in Q2 2006. Adjusted for the costs related to the IPO of NOK 9.9 mill., the EBITDA would have been NOK -0.2 mill. In comparison, the EBITDA for Q2 2005 was NOK 3.1 mill. The decline in the EBITDA was in line with the company`s plans, and reflects the rapid growth in the number of employees.

Net financial items
Trolltech has no interest bearing debt. The financial costs of NOK 0.7 mill. are due to currency fluctuations.

Profit before tax
Trolltech`s loss before tax was NOK 14.4 mill. in Q2 2006 (loss of NOK 4.5 mill. when adjusted for IPO costs), compared with a loss of 0.1 mill in Q2 2005.

The loss was in line with the company`s plans, which allowed for a significant increase in staff and a further increase in the R&D.
Operating profit (EBIT) for Q206 was minus NOK 13.7 mill. Adjusted for extraordinary expenses related to the IPO of NOK 9.9 mill the operating profit in Q206 was minus NOK 3.8 mill

TROLLTECH

TROLLTECH ASA

QUARTERLY REPORT

Q2 - 2006

August 21st, 2006

TROLLTECH

Trolltech ASA

Quarterly Report Q2 2006

Highlights

- Q2 2006 revenues up 36% to NOK 40.6 mill compared to Q2 2005
- YTD Q2 revenues up 45% to NOK 77.7 mill. compared to YTD Q2 2005
- Q2 2006 EBITDA of NOK –10.1 mill. (NOK -0.2 mill. adjusted for IPO expenses) compared to an EBITDA of NOK 3.1 mill. in Q2 2005
- YTD 2006 EBITDA of NOK -12.8 mill. (NOK -2.9 mill adjusted for IPO expenses) compared to NOK 5.0 mill. in 2005
- Successful IPO on Oslo Stock Exchange July 5 raising NOK 138 mill
- Motorola launched the Ming (A1200) and the ROKR E2 based on Qtopia in H1 2006
- Rohde & Schwarz GmbH & Co KG signed a 3 years subscription agreement for upgrades and support
- Sony announced the Qtopia-based Mylo
- Trolltech announced the Greenphone—the first open Linux device

Financial review

PROFIT AND LOSS Mill NOK	Q2 2006	Q2 2005		YTD Q2 2006	YTD Q2 2005		2005
Operating revenues	40.6	29.8	+36%	77.7	53.6	+45%	118.5
EBITDA	-10.1	3.1		-12.8	5.0		-0.6
EBITDA (adj. for IPO costs)	-0.2			-2.9			
EBIT	-13.7	0.9		-20.1	0.5		-10.7
EBIT (adj. for IPO costs)	-3.8			-10.2			

BALANCE SHEET MILL NOK	YTD Q2 2006	YTD Q2 2005	2005
Property, plant and equipment	7.7	4.1	5.6
Intangible assets	32.2	27.5	29.9
Other assets	1.2	0.5	0.7
Trade receivables	39.9	25.8	28.9
Cash and cash equivalent	49.2	59.1	62.6
Total Assets	130.2	117.0	127.7
Equity	22.9	66.2	56.9
Trade payables	35.2	7.2	16.8
Deferred revenue	60.6	36.3	46.6
Other payables	11.5	7.3	7.4
Total equity and liabilities	130.2	117.0	127.7

RECEIVED

2006 NOV -2 P 12:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Revenues

Trolltech ASA (Trolltech) continued its rapid growth in Q2 2006. The company generated revenues of NOK 40.6 mill. for Q2 2006, an increase of 36 % compared with the NOK 29.8 mill. reported for Q2 2005. YTD June 2006 operating revenues reached NOK 77.7 mill., up from NOK 53.6 mill. YTD June 2005 (+45%).

Trolltech experienced increasing sales for both its main product lines; the cross-platform application development tool Qt, and Qtopia for embedded Linux-based devices.

Trolltech increased deferred revenue in Q2 with NOK 9.9 mill., mainly because of increased number of upgrade and support contracts and the 3-year extended contract with Rohde & Schwarz GmbH & Co KG.

Operating costs

The strong growth and the extraordinary costs related to the IPO resulted in increased other operating costs. NOK 9.9 mill. of the other operating costs of 28.7 are IPO expenses according to IFRS. Other operating costs (excl. IPO costs) ended at NOK 18.8 mill. compared to NOK 11.7 mill. in Q2 2005 (+48%).

The number of employees increased during the quarter to 181 people including full-time consultants (126 people YTD Q2 2005). Wages and social costs overall increased by NOK 9.6 mill. compared to Q2 2005 to NOK 23.1 mill.

The increase in other operating expenses is mainly due to new employees and costs related to these (recruitment, office space and infrastructure). Some of these costs like office space represent steps in expense level. Trolltech Oslo moved to new location with additional space Dec. 2005. Trolltech Australia doubled its office space mid year 2005. We have recently entered into a new contract for more space in Beijing and moved from Palo Alto to Redwood City in the US in August 2006. During Q2 Trolltech opened two small offices in Germany. A development office was opened in Berlin and a support and services office was opened in Munich.

In addition we have increased investments in marketing activities.

Result of operations

Trolltech had a negative EBITDA of NOK 10.1 mill. in Q2 2006. Adjusted for the costs related to the IPO of NOK 9.9 mill., the EBITDA would have been NOK –0.2 mill. In comparison, the EBITDA for Q2 2005 was NOK 3.1 mill. The decline in the EBITDA was in line with the company's plans, and reflects the rapid growth in the number of employees.

Net financial items

Trolltech has no interest bearing debt. The financial costs of NOK 0.7 mill. are due to currency fluctuations.

Profit before tax

Trolltech's loss before tax was NOK 14.4 mill. in Q2 2006 (NOK 4.5 mill. when adjusted for IPO costs), compared with a loss of –0.1 mill in Q2 2005.

The loss was in line with the company's plans, which allowed for a significant increase in staff and a further increase in the R&D.

Consolidated balance sheet statements

As of end of Q2 2006, Trolltech's total assets were NOK 130.2 mill. compared to NOK 127.7 mill. at the year-end 2005.

In Q2 2006 the capitalized development costs were NOK 3.6 mill. compared to NOK 4.1 mill. in Q2 2005. These assets are amortized over 3-4 years. The level of capitalization of development costs depends on where the products are in the development cycle. The total intangible assets per Q2 2006 are NOK 32.2 mill., compared to NOK 27.5 mill. per Q2 2005.

Cash and cash equivalents, including short-term investment in financial assets, decreased to NOK 49.2 mill. from NOK 62.6 mill. year-end 2005. This is mainly due to an increase in employees.

The company has no interest bearing liabilities.

The equity was reduced by NOK 34.0 mill. in Q2. In addition to the loss in the period of NOK 22.6 mill., the share issue transaction costs of NOK 13.8 mill. have reduced the equity while NOK 4.2 mill from the employee share option scheme and NOK 1.8 mill. related to currency translation differences in the consolidated numbers have increased the equity.

The total proceeds of NOK 138 mill from the IPO was received in Q3.

Consolidated cash flow statements

The cash and cash equivalents were reduced from NOK 62.6 mill (including the investment in a money market fund) at year-end 2005 to NOK 49.2 mill at end of Q2. The main reason for this is hiring of new employees in order to exploit market opportunities Trolltech have both within development tools and mobile devices.

Market update

Motorola continues to be an important customer to the company. In Q2 Motorola ordered an additional 200 developer licenses in addition to the 100 they already had. Motorola now has 300 developer licenses with developers working with Qtopia-based projects in multiple international locations.

Motorola launched the Ming (aka A1200) and ROKR E2 devices in China. Motorola shipped about 1 million Linux phones in Q2. The Ming was launched in the middle east in August.

Sony has announced its Qtopia-based Mylo (My Life Online) device. The Mylo represents a very interesting market segment for Qtopia.

Trolltech's largest Qt customer, Rohde & Schwarz GmbH & Co KG increased their development licenses to a total of 200 and entered into a 3-year subscription agreement for support and upgrades of Qt in July. The total value of this contract is 440,000 Euro.

Trolltech recently announced the Greenphone—the first open Linux mobile device for application developers.

Qtopia Greenphone enables commercial and open source developers, in-house software developers and handset manufacturers to create, modify and test Linux-based mobile phone applications on a working GSM/GPRS device. This has not previously been possible.

Trolltech believes the Qtopia Greenphone will increase its future revenue stream through the adoption of Qtopia as a standard reference platform for players in the mobile phone industry.

Outlook

Going forward, the company sees continued healthy growth for its main product lines – Qt and Qtopia – with the strongest growth expectation for Qtopia.

Oslo, August 21, 2006

Board of Directors

INDEX TO THE SECOND QUARTER 2006 CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

TROLLTECH

CONSOLIDATED INTERIM INCOME STATEMENT (UNAUDITED)

(All numbers in NOK 1,000 unless otherwise stated)

	NOTES	Q2 2006	Q2 2005	YTD 2006	YTD 2005	2005
Revenues	3	**40,591**	**29,789**	**77,749**	**53,632**	**118,539**
Employee benefit expense		(23,126)	(13,544)	(46,790)	(27,114)	(68,074)
Other operating costs		(28,675)	(11,651)	(44,577)	(20,897)	(50,192)
Depreciation and amortisation		(3,684)	(2,227)	(7,386)	(4,505)	(10,135)
Other income (expense), net		1,159	(1,511)	856	(618)	(836)
Operating profit (loss)		**(13,735)**	**856**	**(20,148)**	**498**	**(10,698)**
Finance income		(656)	(441)	(622)	(422)	935
Profit (loss) before income tax		**(14,391)**	**415**	**(20,770)**	**76**	**(9,763)**
Income tax expense		(714)	(857)	(1,794)	(1,290)	(2,697)
Profit (Loss) for the period		**(15,105)**	**(442)**	**(22,564)**	**(1,214)**	**(12,460)**

Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in NOK per share)

	NOTES	Q2 2006	Q2 2005	YTD 2006	YTD 2005	2005
- basic	7	(0.35)	(0.01)	(0.52)	(0.03)	(0.29)
- diluted	7	(0.35)	(0.01)	(0.52)	(0.03)	(0.29)

The notes on pages 7 to 13 are an integral part of this condensed consolidated interim financial information.

TROLLTECH

CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)

(All numbers in NOK 1,000 unless otherwise stated)

ASSETS	NOTES	30.06.2006	30.06.2005	31.12.2005
Non-current assets				
Property, plant and equipment	4	7,699	4,131	5,580
Intangible assets	5	32,226	27,495	29,886
Deferred tax assets		224	151	460
Other non-current assets		874	317	220
Total non-current assets		**41,023**	**32,094**	**36,146**
Current assets				
Trade and other receivables		39,927	25,834	28,921
Available for sale financial assets	6	-	-	20,057
Cash and cash equivalents		49,221	59,086	42,618
Total current assets		**89,148**	**84,920**	**91,596**
TOTAL ASSETS		**130,171**	**117,014**	**127,742**
EQUITY				
Share capital		1,744	217	217
Other reserves	9, 10	38,614	49,697	51,557
Retained earnings		(17,482)	16,328	5,082
Total equity		**22,876**	**66,242**	**56,856**
LIABILITIES				
Non-current liabilities				
Pension liabilities		2,248	1,829	1,559
Deferred revenue		8,749	3,573	4,181
Deferred tax liabilities		3,434	2,411	3,007
Other liabilities		208	65	125
Total non-current liabilities		**14,639**	**7,878**	**8,872**
Current liabilities				
Trade and other payables		35,158	7,215	16,843
Current income tax liabilities		2,361	2,438	653
Deferred revenue		51,873	32,699	42,442
Provisions and other liabilities		3,264	542	2,076
Total current liabilities		**92,656**	**42,894**	**62,014**
Total liabilities		**107,295**	**50,772**	**70,886**
TOTAL EQUITY AND LIABILITIES		**130,171**	**117,014**	**127,742**

The notes on pages 7 to 13 are an integral part of this condensed consolidated interim financial information.

CONSOLIDATED INTERIM CASH FLOW STATEMENT (UNAUDITED)

(All numbers in NOK 1,000 unless otherwise stated)

	NOTES	YTD 2006	YTD 2005	2005
Cash flows from operating activities				
Profit (loss) before taxes for the period		(20,770)	76	(9,763)
Adjustments for:				
- Depreciation and amortisation		7,386	4,505	10,177
- Non-cash transition related to cost of share options		3,882	1,942	3,476
Changes in working capital (excluding the effects of exchange differences on consolidation):				
- Trade- and other receivables (incl. non-current assets)		(11,660)	(9,540)	(12,586)
- Trade and other payables and provisions		21,294	(610)	8,827
- Deferred revenue		13,999	11,301	21,653
- Pension liability		689	49	(221)
Cash generated from operations		14,820	7,723	21,563
- Income tax paid		(1,458)	(1,063)	(1,620)
Net cash generated from operating activities		**13,362**	**6,660**	**19,943**
Cash flows from investing activities				
Investments in intangible assets	4	(8,929)	(7,563)	(14,625)
Purchase of property, plant and equipment	5	(3,340)	(2,060)	(4,955)
Sale/purchase of financial assets	5	20,057	-	(20,000)
Net cash used in investing activities		**7,788**	**(9,623)**	**(39,580)**
Cash flows from financing activities				
Proceeds from issuance of ordinary shares		(13,559)	41,147	41,169
Net cash generated from financing activities		**(13,559)**	**41,147**	**41,169**
Net increase in cash and cash equivalents		**7,591**	**38,184**	**21,532**
Cash and cash equivalents at beginning of the period		**42,618**	**20,012**	**20,012**
Exchange gains (losses) on cash		(988)	890	1,074
Cash and cash equivalents at end of the period		**49,221**	**59,086**	**42,618**

The notes on pages 7 to 13 are an integral part of this condensed consolidated interim financial information.

TROLLTECH

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(All numbers in NOK 1,000 unless otherwise stated)

	NOTES	Share capital	Other reserves	Retained earnings	Total equity
Balance at January 1, 2005		**194**	**5,599**	**17,542**	**23,335**
Currency translation differences		-	1,030	-	1,030
Loss in the period		-	-	(1,214)	(1,214)
Total recognised income per June 30, 2005		-	1,030	(1,214)	(184)
Share issue net of transaction cost		23	41,035	-	41,058
Employees share option scheme					
– value of employee services		-	1,942	-	1,942
– proceeds from shares issued		0	91	-	91
Balance at June 30, 2005		**217**	**49,697**	**16,328**	**66,242**
Balance at July 1, 2005		**217**	**49,697**	**16,328**	**66,242**
Currency translation differences		-	306	-	306
Loss for the period		-	-	(11,246)	(11,246)
Total recognised income for the period		-	306	(11,246)	(10,940)
Employees share option scheme for the period:					
– value of employee services		-	1,533	-	1,533
– proceeds from shares issued		0	21	-	21
Balance at December 31, 2005		**217**	**51,557**	**5,082**	**56,856**
Currency translation differences		-	(1,739)	-	(1,739)
Loss in the period		-	-	(22,564)	(22,564)
Total recognised income per June 30, 2006		-	(1,739)	(22,564)	(24,303)
Conversion of other reserves to share capital		1,526	(1,526)	-	-
Share issue transaction costs (not registered)		-	(13,831)	-	(13,831)
Employees share option scheme					
– value of employee services		-	3,882	-	3,882
– proceeds from shares issued		1	271	-	272
Balance at June 30, 2006		**1,744**	**38,614**	**(17,482)**	**22,876**

The notes on pages 7 to 13 are an integral part of this condensed consolidated interim financial information.

NOTE 1 CORPORATE INFORMATION

Trolltech ASA ("the Company") and its subsidiaries (together 'the Group') develop, distribute and sell Qt and Qtopia software. Qt is a complete C++ application framework, including a class library and tools for cross-platform development. Qtopia is comprehensive application platform for mobile and embedded devices powered by Linux.

The Company is a limited liability company incorporated and domiciled in Norway. The address of its registered office is Sandakerveien 116, NO-0484 Oslo.

The condensed consolidated interim financial information for 2006 closing June 30 includes the company and its subsidiaries. This condensed consolidated interim financial information has been authorised for issue by the Board of Directors on August 21, 2006.

The Company's shares were split 1 to 4 on May 26, 2006 and on June 29, 2006, the shares were combined in the ratio 2 to 1. Earnings per share (basic and diluted) and the number of options and NOK related to the price per share and the weighted average estimated price are adjusted accordingly on a retrospective basis.

NOTE 2 ACCOUNTING POLICIES

Trolltech's condensed consolidated interim financial information is prepared in accordance with International Financial reporting Standards (IFRS) as adopted by the European Union in accordance with IAS 34, Interim Financial Reporting.

The same accounting policies and methods of computation are followed as compared with the financial statements for the year ending December 31, 2005, and this condensed consolidated interim financial information should therefore be read together with the consolidated financial statements for the year ended December 31, 2005 prepared in accordance with IFRS as adopted by the European Union.

IAS 14 and IAS 33 have been applied as the Company is in the process of listing on the Oslo Stock Exchange.

Standards, interpretations and amendments to published standards that are effective from January 1, 2006.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on January 1, 2006 effecting the condensed consolidated interim financial information as follows:

IAS 19 (Amendment), Employee Benefits (effective from January 1, 2006)
This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group has not changed the accounting policy for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts which is not a part of this condensed consolidated interim financial information.

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from January 1, 2006)
The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the Group's operations, as the Group has not entered into any intragroup transactions that would qualify as a hedged item in the condensed consolidated interim financial information as of June 30, 2006 and 2005.

IAS 39 (Amendment), The Fair Value Option (effective from January 1, 2006)
This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. This amendment affects the condensed consolidated interim financial information as of June 30, 2006 as presented in note 6.

IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from January 1, 2006)
This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management has considered this amendment to IAS 39 and IFRS 4 (Amendment) and has concluded that the amendments are not currently relevant to the Group.

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective from January 1, 2006)
These amendments are not relevant to the Group's operations, as the Group does not carry out exploration for and evaluation of mineral resources.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from January 1, 2006)
IFRS 6 is not relevant to the Group's operations.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006)
IFRIC 4 requires the determination of whether an arrangement contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management has assessed the impact of IFRIC 4 on the Group's operations and concluded that it is currently not relevant.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from January 1, 2006)
IFRIC 5 is currently not relevant to the Group's operations.

IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from December 1, 2005)
IFRIC 6 is currently not relevant to the Group's operations.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning after June 30, 2006 or later periods but which the Group has not early adopted, as follows:

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective from January 1, 2007)
IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

NOTE 3 SEGMENT INFORMATION

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within particular economic environments that are subject to risks and returns that are different from those of segments operating in other economic environments. The Group has operating companies located in three countries; Norway, USA and Australia. In addition, the Company has one representative office in Beijing, China.

Primary reporting format - business segments
According to the Group's internal financial reporting systems, business segments are the primary basis for segmentation. Based on IAS 14, the Company considers that the entire Group's operations constitute a single business segment. The Company's business areas and revenues are strongly dependent on each other and have similar risks, deliveries and returns, meaning that they are similar of nature and therefore not reported separately.

Secondary reporting format - geographical segments
Secondary segments consist of geographic markets. The risk and returns of the Group are influenced both by the geographical location of its operations and also by the location of its markets. Trolltech's definition of geographical segments is based on the location of its markets and customers.

Transactions within the different segments are eliminated.

Revenues
(All numbers in NOK 1,000)

	%	Q2 2006	%	Q2 2005	%	YTD 2006	%	YTD 2005	%	2005
EMEA	44	17,791	39	11,639	44	34,077	41	21,839	42	49,431
Americas	42	16,890	48	14,435	43	33,829	47	25,464	46	54,528
Asia/Pacific	14	5,910	13	3,715	13	9,843	12	6,329	12	14,580
Total	**100**	**40,591**	**100**	**29,789**	**100**	**77,749**	**100**	**53,632**	**100**	**118,539**

Assets
(All numbers in NOK 1,000)

	%	YTD 2006	%	YTD 2005	%	2005
EMEA	73	95,165	75	87,619	76	97,067
Americas	17	22,264	15	17,925	14	18,303
Asia/Pacific	10	12,742	10	11,470	10	12,372
Total	**100**	**130,171**	**100**	**117,014**	**100**	**127,742**

Capital expenditures
(All numbers in NOK 1,000)

	%	Q2 2006	%	Q2 2005	%	YTD 2006	%	YTD 2005	%	2005
EMEA	78.7	3,917	52.5	2,785	69.4	8,519	60.7	5,860	59.2	11,582
Americas	4.8	239	3.9	206	3.9	474	3.4	331	2.8	548
Asia/Pacific	16.5	821	43.6	2,309	26.7	3,275	35.9	3,472	38.0	7,450
Total	**100**	**4,977**	**100**	**5,300**	**100**	**12,268**	**100**	**9,663**	**100**	**19,580**

Analysis of sales by category
(All numbers in NOK 1,000)

	%	Q2 2006	%	Q2 2005	%	YTD 2006	%	YTD 2005	%	2005
Sales of licenses	70.1	28,462	50.3	14,998	59.5	46,230	52.6	28,209	48.8	57,817
License subscription and support	24.2	9,812	46.4	13,832	34.5	26,838	42.9	23,026	40.6	48,138
Engineering and consulting	5.2	2,112	3.1	917	5.1	3,944	4.3	2,331	6.2	7,311
Other revenue	0.5	205	0.2	42	0.9	737	0.2	66	4.4	5,273
Total	**100**	**40,591**	**100**	**29,789**	**100**	**77,749**	**100**	**53,632**	**100**	**118,539**

NOTE 4 PROPERTY, PLANT AND EQUIPMENT
(All numbers in NOK 1,000)

The Group has invested NOK 1,374 (Q2 2005: NOK 1,198) in tangible assets the second quarter 2006. YTD 2006 NOK 3,339 (YTD 2005 NOK 2,059).

NOTE 5 INTANGIBLE ASSETS
(All numbers in NOK 1,000)

Three months ended June 30, 2006	**Capitalised Development costs**
Carrying amount at April 1, 2006	**31,618**
Cost at April 1, 2006	52,609
Additions	3,603
Exchange differences	(178)
Cost at June 30, 2006	56,034
Amortisation at April 1, 2006	20,991
Amortisation	2,892
Exchange differences	(75)
Amortisation at June 30, 2006	23,808
Carrying amount at June 30, 2006	**32,226**

Three months ended June 30, 2005	**Capitalised Development costs**
Carrying amount at April 1, 2005	**24,951**
Cost at April 1, 2005	36,962
Additions	4,102
Exchange differences	184
Cost at June 30, 2005	41,248
Amortisation at April 1, 2005	12,011
Amortisation	1,642
Exchange differences	100
Amortisation at June 30, 2005	13,753
Carrying amount at June 30, 2005	**27,495**

Six months ended June 30, 2006	**Capitalised Development costs**
Carrying amount at January 1, 2006	**29,886**
Cost at January 1, 2006	48,215
Additions	8,929
Exchange differences	(1,110)
Cost at June 30, 2006	56,034
Amortisation at January 1, 2006	18,329
Amortisation	5,939
Exchange differences	(460)
Amortisation at June 30, 2006	23,808
Carrying amount at June 30, 2006	**32,226**

Six months ended June 30, 2005	**Capitalised Development costs**
Carrying amount at January 1, 2006	**22,920**
Cost at January 1, 2005	33,060
Additions	7,604
Exchange differences	584
Cost at June 30, 2005	41,248
Amortisation at January 1, 2005	10,140
Amortisation	3,399
Exchange differences	214
Amortisation at June 30, 2005	13,753
Carrying amount at June 30, 2005	**27,495**

NOTE 6 AVAILABLE FOR SALE FINANCIAL ASSETS

(All numbers in NOK 1,000)

As of June 30, 2006, the available for sale financial assets are NOK 0 (2005: NOK 0). The financial assets, Q1 2006 NOK 20,171 were converted to cash during Q2 2006.

The classification of the money market fund as of December 31, 2005 was analysed in accordance with IAS 39. IAS 39R has restricted the use of the fair value through profit or loss option. The changes are effective from January 1, 2006 and implemented by the Group from that date. Consequently the Group has reclassified the money market fund from financial assets through profit or loss to available for sale financial assets. The change in fair value in Q2 2006 for the available for sale financial assets is recognized in equity under other reserves.

NOTE 7 EARNINGS PER SHARE

(All numbers in NOK 1,000)

Basic

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Q2 2006	Q2 2005	YTD 2006	YTD 2005	2005
Profit attributable to equity holders of the Company	(15,105)	(442)	(22,564)	(1,214)	(12,460)
Weighted average number of ordinary shares In issue (thousands)	43,518	43,309	43,444	41,391	42,352
Basic earnings per share (NOK per share)	**(0.35)**	**(0.01)**	**(0.52)**	**(0.03)**	**(0.29)**

Diluted

Since the net profit is negative for Q2 2005, Q2 2006, YTD 2006, YTD 2005 and 2005, the dilutive instruments will have an anti dilutive effect when calculating dilutive earnings per share. Based on this, there will be no difference between earnings per share and dilutive earnings per share for the different periods.

For information about outstanding options that could have a dilutive effect in the future see note 9.

NOTE 8 SHARE BASED COMPENSATION

As of June 30, 2006 there are 2,051,608 options outstanding. The options granted have the same conditions as described in the annual report for fiscal year 2005.

	YTD 2006	YTD 2005
	Options (thousands)	**Options (thousands)**
At January 1	**1,122**	**624**
Granted	1,211	389
Forfeited	-	-
Exercised	(273)	(22)
Lapsed	(8)	-
At June 30	**2,052**	**991**

Out of the 2,052 thousands outstanding options in 2006 (2005: 991 thousands options), 127 thousands options (2005: 71 thousands) were exercisable. Options exercised YTD 2006 resulted in 273 thousands shares (YTD 2005: 22 thousands shares) being issued at NOK 0.99 per share (2005: average NOK 3.92 per share). The related weighted average estimated price at the time of exercise was average NOK 10.37 per share (2005: NOK 15.41 per share). The related transaction cost amounting to NOK 1,600 (2005: NOK 2,292) has been netted off with the proceeds received.

NOTE 9 SUBSEQUENT EVENTS

New offices;

Trolltech ASA has established a subsidiary in Berlin (Germany) with an affiliate in Munich (Germany) July 20, 2006.

Listing at Oslo Stock Exchange

Trolltech ASA was listed at Oslo Stock Exchange on July 5th. Costs related to the listing are recognised in Second quarter with the following effect:

Total listing related professional fees amounted to NOK 23.7 million. 9.9 million has been expensed as other operating expense, while NOK 13.8 million has been booked as a reduction of equity (other reserves).

Total gross proceeds from the share issuance amounted to NOK 119.7 million. The share capital increased by NOK 0.3 million (7,500,000 shares) with a face value of NOK 0.04.

OSLO BØRS NewsWeb

Ticker: TROLL Ant meldinger: 25 Fra: 01.07.2006

Meldingstype: FINANSIELL KALENDER Til: 30.09.2006

17.08.06 07:30 Marked=OB **TROLL** **PRESENTATION - FINANCIAL RESULTS Q2 2006** finansiell kalender

Trolltech ASA hereby invites all interested parties to a press and analyst conference at 8:00 am on Tuesday, August 22, 2006 in connection with the publication of the company`s result for the second quarter 2006. Location: Vika Atrium, Munkedamsveien 45, 0250 Oslo, Norway.

The presentation will be available on Trolltechs homepage http://www.trolltech.com/company/ir

15.08.06 08:56 Marked=OB **TROLL THE FIRST OPEN LINUX PHONE** andre børsmeldinger

Trolltech has announced Qtopia Greenphone, the first open Linux mobile device for application developers.

Trolltech believes the Qtopia Greenphone will increase its future revenue stream through the adoption of Qtopia as a standard reference platform for players in the mobile phone industry.

Trolltech has announced Qtopia Greenphone, the first open Linux mobile device for application developers.

Trolltech believes the Qtopia Greenphone will increase its future revenue stream through the adoption of Qtopia as a standard reference platform for players in the mobile phone industry.

As an example Trolltech has recently entered into a partnership with Openwave, where Openwave will make its client software available for the Qtopia platform.

Qtopia Greenphone enables commercial and open source developers,in-house software developers and handset manufacturers to create, modify and test Linux-based mobile phone applications on a working GSM/GPRS device. This has not previously been possible.

Trolltech has comissioned Yuhua Teltech in China to produce the devices.

09.08.06 11:07 Marked=OB **TROLL** **QTOPIA SOFTWARE IN THE SONY MYLO PERSONAL COMMUNICATOR** avtaler

Oslo, Norway - Aug. 9, 2006 - On Aug. 7, Sony announced its first WiFi broadband communication and entertainment device, the Sony mylo. The Sony mylo is a personal communicator designed for wireless Internet surfing, chat, and music. The mylo is expected to start shipping in September, 2006.

It is built using Trolltech's Qtopia Platform software.

Trolltech will receive a royalty fee per unit sold, according to the agreement between Trolltech and Sony.

07.08.06 10:09 Marked=OB **TROLL TROLLTECH ASA END OF STABILIZATION PERIOD** andre børsmeldinger

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Pursuant to the stabilization notice issued on 4 July 2006 in connection with the global offering of 8,625,000 ordinary shares of Trolltech ASA (including over-allotment of 1,125,000 shares), ABG Sundal Collier Norge ASA, as stabilization manager on behalf of the managers, hereby notifies that the stabilization period has now ended.

ABG Sundal Collier Norge ASA has not carried out any stabilization activities in Trolltech ASA.

As a consequence, the managers have on 4 August 2006 exercised the `greenshoe option` granted by Trolltech ASA in connection with the over-allotment facility under the offering for 1,125,000 new shares at the offering price in the offering of NOK 16 per share, in order to cover the short position of 1,125,000 shares created by the managers` over-allotment of shares under the offering.

For further details on the over-allotment facility, please see the prospectus issued in connection with the global offering.

07.07.06 12:50 Marked=OB **TROLL NEW SHARE CAPITAL REGISTERED AND TRADING UNCONDITIONAL** firmaattest

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The shares of Trolltech ASA allocated to subscribers in the initial public offering in connection with the listing of Trolltech ASA have since July 5, 2006 been trading on an `if issued` basis. The conditions for the `if issued` trading as described in the prospectus have now been fulfilled, and trading is unconditional.

The shares issued as part of the initial public offering have today been registered in the Register for Business Enterprises (Foretaksregisteret). The new registered share capital of the Trolltech ASA is NOK 2,044,161.12 divided on 51,104,028 shares, each with a par value of NOK 0.04. Updated company certificate and articles of association have been forwarded to Oslo Børs.

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Trolltech ASA is a Norwegian company founded in 1994. The company makes software faster to build and easier to use. Trolltech`s two software product families are Qt® and Qtopia®. Qt is a cross-platform software for creation of high-performance desktop applications. Qtopia is an application platform for creating Linux-based devices such as mobile phones and other consumer electronics.

07.07.06 09:05 Marked=OB **TROLL CONTRACT WITH ROHDE & SCWARTZ GMBH & CO KG** avtaler

One of Trolltech`s largest customers, Rohde & Schwarz GmbH & Co KG, has increased their number of Qt developer licenses to 200. Rohde & Schwarz GmbH & Co KG has at the same time purchased 3 years of subscription to receive upgrades of the product and support. Total value of the contract is 440,000 Euro. The subscription is recognized as revenue in equal amounts each month over the 3 year period.

06.07.06 08:40 Marked=OB **TROLL OPTIONS GRANT AUTHORIZED** meldepliktig handel

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The board of Trolltech has in connection with Trolltech's initial public offering and in a accordance with the company's incentive plan for officers and employees, resolved to authorize a grant of new options. The number of new options has been set at 920,800, each giving right to subscribe for one new share. The strike price equals the offer price in the initial public offering, i.e. NOK 16 per share. The options have been authorized granted to certain of the company's employees, including 10,000 and 120,000 to the company's executive officers Tom Hinton (VP Sales, Mobile & Embedded solutions) and Benoit Schillings (CTO) respectively. The board has also suggested, subject to shareholder approval, that the company's new board member Eva Lindqvist is awarded 144,000 options.

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Trolltech ASA is a Norwegian company founded in 1994. The company makes software faster to build and easier to use. Trolltech's two software product families are Qt® and Qtopia®. Qt is a cross-platform software for creation of high-performance desktop applications. Qtopia is an application platform for creating Linux-based devices such as mobile phones and other consumer electronics.

OSLO BØRS NewsWeb Ticker: TROLL Ant meldinger: 25 Fra: 01.07.2006
Meldingstype: ANDRE BØRSMELDINGER Til: 30.09.2006

05.07.06 08:47 Marked=OB **TROLL** **RESULT OF GLOBAL OFFERING** andre børsmeldinger

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Not for distribution to United States news services or for dissemination in the United States or elsewhere where such dissemination is not appropriate.

This press release is issued pursuant to the requirements of Norwegian law and the Oslo Børs and is not intended to be an offer to sell the securities. This press release may not be relied upon by any person to whom it was not intended to be provided. These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Trolltech ASA has not registered, and does not intend to register, any portion of the offering in the United States.

Oslo, July 4, 2006: Trolltech ASA (Trolltech) today announced its initial public offering of shares on Oslo Børs under the trading symbol `TROLL`.

The final offering price was set at NOK 16 per share, at which the offering was approximately two times oversubscribed, before over-allotments. Following completion of the offering, the total number of shares will be 51,104,028.

ABG Sundal Collier and SEB Enskilda acted as Joint Global Coordinators, Joint Bookrunners and Managers for the offering. Advokatfirmaet Schjødt AS and Hogan & Hartson LLP acted as legal advisors to Trolltech.

05.07.06 08:45 Marked=OB **TROLL STABILISATION ACTIVITIES IN THE SHARES** andre børsmeldinger

ABG Sundal Collier Norge ASA may engage in stabilisation activities in the shares of Trolltech ASA from the opening of trading on the Oslo Børs on 5 July 2006 until the close of trading on 4 August 2006.

ABG Sundal Collier Norge ASA, on behalf of the managers (the `Stabilisation Manager`), may engage in stabilisation activities in the shares of Trolltech ASA (`Trolltech`) from the opening of trading on the Oslo Børs on 5 July 2006 until the close of trading on 4 August 2006. The stabilisation transactions are aimed to support the market price of Trolltech`s shares.

In connection with the share offering in Trolltech (the `Offering`), the Stabilisation Manager has borrowed shares from Haavard Nord and Vuonislahti Invest AS (a company owned by Eirik Chambe-Eng) and has over-allotted to the applicants in the Offering 1,125,000 shares in Trolltech, which equals 15% of the number of new shares issued in the Offering. Furthermore, Trolltech has granted the Stabilisation Manager a greenshoe option (the `Greenshoe Option`) pursuant to which the Stabilisation Manager may subscribe up to 1,125,000 new shares in Trolltech at the offering price in the Offering of NOK 16 per share (the `Offer Price`). The Greenshoe Option may be exercised at the end of the stabilisation period, which commences on 5 July 2006 and ends at the end of trading on 4 August 2006 (the `Stabilisation Period`).

The Stabilisation Manager may effect transactions with a view to support the market price of the shares of Trolltech at a level higher than what might otherwise prevail, by buying Trolltech shares in the open market at prices equal to or lower than the Offer Price. However, there is no obligation on the Stabilisation Manager to do so. Stabilising activities, if commenced, may be discontinued at any time, and will be brought to an end at end of trading on 4 August 2006.

Within one week after the end of the Stabilisation Period, the Stabilisation Manager will publish a statement through the information system of Oslo Børs with information as to whether or not any stabilisation activities have been undertaken, including details on the activities undertaken, if any.

Any stabilisation activities will be conducted in accordance with Section 2-12 of the Securities Trading Act of 19th June 1997 no 79, as regards exemptions for buy-back programmes and stabilisation of financial instruments.

05.07.06 08:42 Marked=OB **TROLL** **OSLO BØRS - NEW SECURITY FROM TODAY** notering av verdipapirer 376K

New security is quoted as of today, July 5, 2006:

Name: Trolltech ASA
ISIN: NO 0010317647
Ticker: TROLL
Face value: NOK 0.04
Total no of shares: 51,104,028
Lot size: 500
Listing Type: SMB
Orderbook ID: 34672

Trolltech ASA is classified by MSCI (Morgan Stanley Capital International) and S&P (Standard & Poors) as 45103010 Application Software in GICS (Global International Classification Standard).

IMPORTANT INFORMATION

Registration of the share issue in the Register of Business Enterprises is expected to take place on July 7, 2006. Trading in the TROLL shares will, in the period from and including July 5, 2006 to and including 12.00 (CET) on July 7, 2006, be conditional upon the force majeure events specified in the section Terms of the Offering in the prospectus (under the heading The Global Offering) not having occurred. If such an event has occurred on or prior to 12.00 (CET) on July 7, 2006, all trades in the shares carried out in the period and, as the case may be, any settlements made for trading in the shares, will be cancelled.

First day of listing
5 July 2006

Ticker:	TROLL
Round lot:	500
List:	SMB
Sector:	45103010
•	Application Software
Indicies:	OSEAX, OSE45/4510
ISIN no:	NO 001 031 7647
Share capital:	NOK 2,044,161.1
Nom value:	NOK 0.04
No of shares:	51,104,028
Domicile:	Norway
IPO price:	NOK 16
Advisor(s):	ABC Sundal Collier, SEB Enskilda

Trolltech ASA
P.O. Box 4332 Nydalen
N-0402 Oslo
NORWAY

Tel: +47 21 60 48 00
Fax: +47 21 60 48 01
Mail:

www.trolltech.com

For further information:
Haavard Nord, CEO
Knut Stålen, CFO

TROLLTECH

TROLLTECH ASA

Trolltech is a provider of software development infrastructure, tools and platforms for cross platform applications, embedded Linux mobile phones and embedded computing devices. Their development products are designed to reduce the cost and time of the software development process and to allow software applications to run natively on any of the most popular computer operating systems. Trolltech's embedded Linux software platform allows applications to run on mobile phones, portable media devices and other embedded computing devices that are based on the Linux operating system.

Company history
Trolltech was founded in Norway in 1994 by Haavard Nord and Eirik Chambe-Eng. The company had by 31 March a total of 157 employees. Trolltech saw its first Qt product sale in 1996. In 1999 and 2000 Trolltech opened offices in Australia and the United States, respectively. On 20 September 2000, the first venture capital fundraising was completed with current shareholders Orkla, Northzone Ventures and Teknoinvest. In 2002, Qtopia was released. Trolltech has continued to grow globally, establishing a representative office in China in 2005. On 3 March 2005, Trolltech completed a further venture capital funding, with additional investments by Index Ventures, Northzone Ventures and Teknoinvest. Company headquarter is located in Oslo, Norway.

Core business
Trolltech has two principal product lines, Qt® and Qtopia®. Qt, the core product for desktop computers, is a software development framework that offers a large library of components designed to help software programmers write high-performance applications that incorporate rich graphical user interface features. Qt includes a cross-platform application programming interface that runs on Linux, UNIX, Windows, Mac OS X and embedded Linux. The Qtopia products offer an application platform and graphical user interface for Linux-based mobile phones and other embedded computing devices.

Qtopia provides an application programming interface that allows software programs developed using Qt to run on the Linux operating system embedded on such devices. Trolltech's dual-licensing business model allows the company to offer its products for both open-source and commercial software development. As of 31 March 2006, the company had over 3,300 commercial customers in 55 countries with active licenses and upgrade subscription contracts. Customers include Adobe, Google, IBM, Motorola and Siemens. Trolltech's products are sold primarily through its own sales and marketing teams based across Europe, North America and Asia.

The market
Many companies today rely on complex computer systems and software to manage their business and develop products to meet consumer demand. This reliance on computer technology has led these businesses to place an increasing emphasis on software development to meet such demand. At the same time, software development is growing increasingly complex due to shifting system standards and requirements. Moreover, this complexity has been compounded by new devices that demand applications that are complex yet scalable to operate on these new devices.

Software developers today are thus faced with the challenge of managing increasingly complex software while controlling costs and delivering relevant products to market in a timely manner. This environment has fuelled an increased demand for products that simplify software development.

The computing environment of many organizations includes an increasingly complex array of hardware, software applications and embedded computing devices using a number of different operating systems. Although Microsoft continues to be the market leader in desktop and enterprise computer operating systems, alternatives, such as the Linux and Mac operating systems, are increasingly gaining acceptance.

The principal area of development to date has been in mobile phones, handheld computing devices and set-top boxes. However, computing technology is also being used in embedded computing devices as diverse as automobiles, navigation systems, avionics control panels, pacemaker programmers and smart appliances. Hardware innovations have not only helped make these devices faster, more powerful and versatile, but also require more flexible and streamlined software applications. As a result, developing software applications has evolved from being a relatively modest part of building a device to a much more complex engineering effort.

To simplify the development process and to offer a cost-effective alternative to proprietary solutions, many manufacturers are increasingly using Linux as the operating system for these devices. These developments have made it necessary for software developers to work with multiple platforms and devices. In doing so, they are required to spend more time adjusting to a variety of development tools, rather than focusing on their core task of developing new software applications.

The increase in computing power and the decreased cost of hardware has transformed mobile phones from voice-only devices to data and content-driven multimedia devices. In addition, consumers increasingly are demanding enhancements to their user experience, and mobile phone and device manufacturers have responded by incorporating increasingly differentiated and sophisticated features into their devices. As a result, software has become an increasingly important component of mobile phones and other embedded computing devices.

To deal with this demand for complex software applications, many vendors have reacted to these advancements by adding features and functionality to their legacy "home-grown" operating systems. However, these systems have become increasingly difficult and expensive to maintain and have increased the time it takes to introduce new products and features to the market. Some vendors have looked to external, standardized operating systems, such as Symbian or Microsoft Windows Mobile. These external alternatives, however, are based on systems that present vendors with the risk of being tied to a particular commercial software platform.

Financial performance
Based on IFRS, Trolltech had an operating loss of NOK 10.1 million in 2005. This compares to an operating profit of NOK 9.5 million in 2004. Company revenues were NOK 119 million and 85 million in 2005 and 2004, respectively. In the first quarter of 2006, Trolltech had en operating loss of NOK 6.4 million. This compares to an operating loss of NOK 2.3 million in the same period the year before. Revenues were NOK 37.2 million in the first quarter of 2006, versus NOK 23.8 million the year before. Based on NGAAP, Trolltech's operating profit in 2004 was NOK 0.5 million (NOK -6.9 million in 2003), of revenues NOK 84.8 million (NOK 61.4).

05.07.06 08:42 Marked=OB **TROLL** **OSLO BØRS - NYTT SELSKAP TIL NOT. I DAG** notering av verdipapirer 376K

Nytt selskap til notering i dag, 5. juli 2006:

Navn: Trolltech ASA
ISIN nr: NO 0010317647
Ticker: TROLL
Pålydende: NOK 0,04
Totalt antall aksjer: 51,104,028
Børspost: 500
Listeplassering:SMB
Ordreboks ID: 34672

Trolltech ASA er klassifisert av MSCI (MorganStanley Capital International) og S&P (Standard & Poors) som as 45103010 Application Software i GICS (Global International Classification Standard).

IMPORTANT INFORMATION

Registration of the share issue in the Register of Business Enterprises is expected to take place on July 7, 2006.

04.07.06 14:41 Marked=OB **TROLL** **OSLO BØRS - NYTT SELSKAP TIL NOT. I MORGEN** notering av verdipapirer

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Nytt selskap til notering i morgen, 5. juli 2006:

Navn: Trolltech ASA
ISIN nr: NO 0010317647
Ticker: TROLL
Pålydende: NOK 0,04
Totalt antall aksjer: 51,104,028
Børspost: 500
Listeplassering:SMB
Ordreboks ID: 34672

Trolltech ASA er klassifisert av MSCI (MorganStanley Capital International) og S&P (Standard & Poors) som as 45103010 Application Software i GICS (Global International Classification Standard).

IMPORTANT INFORMATION

Registration of the share issue in the Register of Business Enterprises is expected to take place on July 7, 2006. Trading in the TROLL shares will, in the period from and including July 5, 2006 to and including 12.00 (CET) on July 7, 2006, be conditional upon the force majeure events specified in the section Terms of the Offering in the prospectus (under the heading The Global Offering) not having occurred. If such an event has occurred on or prior to 12.00 (CET) on July 7, 2006, all trades in the shares carried out in the period and, as the case may be, any settlements made for trading in the shares, will be cancelled.

04.07.06 14:35 Marked=OB **TROLL OSLO BØRS - NEW SECURITY FROM TOMORROW** notering av verdipapirer

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New security is quoted as of tomorrow, July 5, 2006:

Name: Trolltech ASA
ISIN: NO 0010317647
Ticker: TROLL
Face value: NOK 0.04
Total no of shares: 51,104,028
Lot size: 500
Listing Type: SMB
Orderbook ID: 34672

Trolltech ASA is classified by MSCI (Morgan Stanley Capital International) and S&P (Standard & Poors) as 45103010 Application Software in GICS (Global International Classification Standard).

IMPORTANT INFORMATION

Registration of the share issue in the Register of Business Enterprises is expected to take place on July 7, 2006. Trading in the TROLL shares will, in the period from and including July 5, 2006 to and including 12.00 (CET) on July 7, 2006, be conditional upon the force majeure events specified in the section Terms of the Offering in the prospectus (under the heading The Global Offering) not having occurred. If such an event has occurred on or prior to 12.00 (CET) on July 7, 2006, all trades in the shares carried out in the period and, as the case may be, any settlements made for trading in the shares, will be cancelled.

04.07.06 09:02 Marked=OB **TROLL STABILISATION ACTIVITIES IN THE SHARES** andre børsmeldinger

ABG Sundal Collier Norge ASA may engage in stabilisation activities in the shares of Trolltech ASA from the opening of trading on the Oslo Børs on 5 July 2006 until the close of trading on 4 August 2006.

ABG Sundal Collier Norge ASA, on behalf of the managers (the `Stabilisation Manager`), may engage in stabilisation activities in the shares of Trolltech ASA (`Trolltech`) from the opening of trading on the Oslo Børs on 5 July 2006 until the close of trading on 4 August 2006. The stabilisation transactions are aimed to support the market price of Trolltech`s shares.

In connection with the share offering in Trolltech (the `Offering`), the Stabilisation Manager has borrowed shares from Haavard Nord and Vuonislahti Invest AS (a company owned by Eirik Chambe-Eng) and has over-allotted to the applicants in the Offering 1,125,000 shares in Trolltech, which equals 15% of the number of new shares issued in the Offering. Furthermore, Trolltech has granted the Stabilisation Manager a greenshoe option (the `Greenshoe Option`) pursuant to which the Stabilisation Manager may subscribe up to 1,125,000 new shares in Trolltech at the offering price in the Offering of NOK 16 per share (the `Offer Price`). The Greenshoe Option may be exercised at the end of the stabilisation period, which commences on 5 July 2006 and ends at the end of trading on 4 August 2006 (the `Stabilisation Period`).

The Stabilisation Manager may effect transactions with a view to support the market price of the shares of Trolltech at a level higher than what might otherwise prevail, by buying Trolltech shares in the open market at prices equal to or lower than the Offer Price. However, there is no obligation on the Stabilisation Manager to do so. Stabilising activities, if commenced, may be discontinued at any time, and will be brought to an end at end of trading on 4 August 2006.

Within one week after the end of the Stabilisation Period, the Stabilisation Manager will publish a statement through the information system of Oslo Børs with information as to whether or not any stabilisation activities have been undertaken, including details on the activities undertaken, if any.

Any stabilisation activities will be conducted in accordance with Section 2-12 of the Securities Trading Act of 19th June 1997 no 79, as regards exemptions for buy-back programmes and stabilisation of financial instruments.

04.07.06 08:50 Marked=OB **TROLL RESULT OF GLOBAL OFFERING** andre børsmeldinger 46K

Oslo, July 4, 2006: Trolltech ASA (Trolltech) today announced its initial public offering of shares on Oslo Børs under the trading symbol `TROLL`

See attachment at www.newsweb.no.

Not for distribution to United States news services or for dissemination in the United States or elsewhere where such dissemination is not appropriate.

This press release is issued pursuant to the requirements of Norwegian law and the Oslo Børs and is not intended to be an offer to sell the securities. This press release may not be relied upon by any person to whom it was not intended to be provided. These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Trolltech ASA has not registered, and does not intend to register, any portion of the offering in the United States.

Oslo, July 4, 2006: Trolltech ASA (Trolltech) today announced its initial public offering of shares on Oslo Børs under the trading symbol `TROLL`.

The final offering price was set at NOK 16 per share, at which the offering was approximately two times oversubscribed, before over-allotments. Following completion of the offering, the total number of shares will be 51,104,028.

ABG Sundal Collier and SEB Enskilda acted as Joint Global Coordinators, Joint Bookrunners and Managers for the offering. Advokatfirmaet Schjødt AS and Hogan & Hartson LLP acted as legal advisors to Trolltech.

For further information, please contact:

Knut Stålen, CFO, +47 21 60 48 00

TROLL – RESULT OF GLOBAL OFFERING

Not for distribution to United States news services or for dissemination in the United States or elsewhere where such dissemination is not appropriate.

This press release is issued pursuant to the requirements of Norwegian law and the Oslo Børs and is not intended to be an offer to sell the securities. This press release may not be relied upon by any person to whom it was not intended to be provided. These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Trolltech ASA has not registered, and does not intend to register, any portion of the offering in the United States.

Oslo, July 4, 2006: Trolltech ASA (Trolltech) has now concluded its initial public offering of shares on Oslo Børs under the trading symbol "TROLL".

The final offering price was set at NOK 16 per share, with the offering being approximately two times oversubscribed, before over-allotments. The total number of shares in Trolltech will following completion of the share issue be 51,104,028.

ABG Sundal Collier and SEB Enskilda acted as Joint Global Coordinators, Joint Bookrunners and Managers for the offering. Advokatfirmaet Schjødt AS and Hogan & Hartson LLP acted as legal advisors to Trolltech.

Offering details
The pricing and allotment of shares in the share offering set out in the prospectus from Trolltech of June 16, 2006 took place on July 3, 2006. The offer price per share was set at NOK 16. In total, 7,500,000 new shares will be issued, resulting in gross proceeds to Trolltech of approximately NOK 119,968,500 (when including discount in the employee offering). When including an over-allotment by the Managers of 1,125,000 shares, the total number of shares allocated in the offering was 8,625,000 shares.

The total number of shares in Trolltech will following completion of the share issue be 51,104,028.

Allocation
The 8,625,000 offer shares have been allocated to the different offerings described in the prospectus as follows: 8,068,000 shares in the Institutional Offering and 557,000 in the Retail and Employee Offerings.

500 shares will comprise one round lot. Following completion of the offering and the allocation, Trolltech has over 300 shareholders holding one round lot or more.

"If issued" trading from July 5 and until July 7, 2006
Shares allocated in the initial public offering will be tradable on Oslo Børs on an "if issued" basis from and including Wednesday July 5, 2006 until Friday July 7, 2006. As described in the section 'Terms of the Offering' in the prospectus, pursuant to agreement between Trolltech and ABG Sundal

Collier Norge ASA and SEB Enskilda ASA, timely settlement of the entire share issue have been guaranteed by the Managers, subject only to certain force majeure events occurring prior to 12.00 CET on July 7, 2006.

Should such force majeure events occur, all trades in the Trolltech shares carried out in the period and, as the case may be, any settlements made for trading in the shares, will be cancelled.

Delivery of shares
Registration of the share issue in the Register of Business Enterprises is expected to take place on July 7, 2006

For investors allocated shares in the Institutional Offering, delivery versus payment is expected to take place on July 10, 2006.

For investors and employees allocated shares in the Retail Offering and Employee Offering, delivery is expected to take place on the evening of July 7, 2006 provided timely payment have been received on July 6, 2006. Investors who have access to investor services through an institution that operates the investor's VPS account, should be able to check how many shares they have been allocated from and including 14.00 hours on July 4, 2006. An amount equal to the aggregate purchase price for the shares each investor has been allotted is expected to be debited from such investors` bank accounts on or about July 6, 2006. In order to receive the shares allotted, each applicant in the Retail Offering and Employee Offering should therefore ensure that there are sufficient funds available on the bank account stated on the application form from July 5, 2006 and onwards.

Resolution to issue shares the US employees

Pursuant to and in accordance with authorisation given in the annual general meeting of Trolltech on May 26, 2006, the Board of Trolltech further resolved to issue up to 37,500 new shares to the company`s US employees, in accordance with R.701 of the US Securities Act. These shares will come in addition to the shares issued in connection with the IPO. The subscription price per share will equal the offering price in the IPO. The shares must be subscribed for within 10 August 2006.

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ABG Sundal Collier Norge ASA and SEB Enskilda ASA are the Joint Global Coordinators, Joint Bookrunners and Managers for the initial public offering. Advokatfirmaet Schjødt AS and Hogan & Hartson LLP are acting as legal advisors to Trolltech.

For further information, please contact:

Knut Stålen, CFO, +47 21 60 48 00

****

Trolltech ASA is a Norwegian company founded in 1994. The company makes software faster to build and easier to use. Trolltech`s two software product families are Qt® and Qtopia®. Qt is a cross-platform software for creation of high-performance desktop applications. Qtopia is an application platform for creating Linux-based devices such as mobile phones and other consumer electronics.

03.07.06 07:52 Marked=OB **TROLL CONTRACT WITH EUROPEAN-BASED GLOBALEL ECTRONICS COMP.** avtaler

Trolltech has signed a contract with a European-based global electronics company to supply software for a new line of Desktop Phones. The agreement is based on standard commercial terms.

The contract covers licensing of Trolltech`s Qtopia software and Trolltech receives a royalty fee per unit sold. The new product line is scheduled to be launched in 2006. Trolltech will receive an initial prepayment of 340,000 Euro and the revenue will be recognized based on shipment reports from the customer.